02041403

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period of January 1 to December 31, 2001

NORTHERN CROWN MINES LTD.
(Translation of registrant's name into English)

#1407 – 675 West Hastings Street, Vancouver, British Columbia, Canada V6B 1N2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Northern Crown Mines Ltd.
(Registrant)

Date: May 27, 2002

By ______________________
Jeannine Webb, Chief Financial Officer and Corporate Secretary

*Print the name and title under the signature of the signing officer.

NORTHERN CROWN MINES LTD.
1407 - 675 West Hastings Street, Vancouver, British Columbia, Canada V6B IN2
Tel: (604) 687-4951 • Fax: (604) 687-4991

News Release #01-05
October 12, 2001

CDNX: NCW

NEWS RELEASE

Northern Crown Mines Ltd. ("Northern Crown") has received notice from Minera Meridian Minerales, S. de R.L. de C.V. ("Meridian") that Meridian has terminated its Exploration and Option Purchase Agreements with Minera Reina Isabel, S.A. de C.V. ("Reina Isabel") and Minera Tatemas S.A. de C.V. ("Tatemas"), the Mexican subsidiary companies controlled by Northern Crown.

Reina Isabel and Tatemas own interests in the mineral concessions comprising the Guadalupe Project. The Guadalupe Project, located in Sinaloa, Mexico, hosts gold-silver resources in both open-pit and underground configurations as defined by 375 drill holes. Meridian had the right and option to purchase the Guadalupe Project by making staged payments to underlying property vendors prior to December 31, 2004.

Northern Crown wishes to sell its Guadalupe Project and Mexican subsidiaries, and will consider offers from prospective participants.

On October 2, 2001, Northern Crown announced plans for consolidation of its capital and a name change to Canadian Empire Exploration Corp. Canadian Empire Exploration is finalizing plans for a Canada-wide mineral exploration program targetted to investors seeking flow-through income tax deferral and a federal tax credit.

On behalf of the Board,
NORTHERN CROWN MINES LTD.

John S. Brock
President

NORTHERN CROWN MINES LTD.
1407 - 675 West Hastings Street, Vancouver, British Columbia, Canada V6B IN2
Tel: (604) 687-4951 • Fax: (604) 687-4991

News Release #01-06
December 6, 2001

CDNX: NCW

NEWS RELEASE

Northern Crown Mines Ltd. (the "Company"), pursuant to a special resolution passed by the shareholders at the Company's Annual General Meeting of June 7, 2001, has consolidated its capital on a ten (10) old shares for one (1) new share basis without a concurrent name change.

The consolidation became effective December 5, 2001 at which time the Company's trading symbol was changed to "CXP" and its CUSIP number was changed to 664903 50 7. The Company intends to seek shareholder approval for a name change at its next Annual General Meeting.

Following the consolidation, the Company has 3,529,420 Common shares issued and outstanding. The Company's Transfer Agent, Computershare Trust Company of Canada, has been requested to mail a Letter of Transmittal to the holders of Common shares of the Company, which Letter of Transmittal will include instructions as to the exchange of share certificates.

The Company has developed a flow-through mineral exploration program, the Canadian Empire Exploration Program ("CEEx Program"), and recently entered into a Funding and Participation Agreement with Teck Cominco Limited of Vancouver, British Columbia, details of which will be forthcoming within the next week.

On behalf of the Board,
NORTHERN CROWN MINES LTD.

John S. Brock
President

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

NORTHERN CROWN MINES LTD.
1407 - 675 West Hastings Street, Vancouver, British Columbia, Canada V6B IN2
Tel: (604) 687-4951 • Fax: (604) 687-4991

News Release #01-07
December 10, 2001

CDNX: NCW

STRATEGIC PARTNERS IN FLOW-THROUGH EXPLORATION

Northern Crown Mines Limited ("Northern Crown") and Teck Cominco Limited ("Teck Cominco") have formed a strategic alliance for the operation of Northern Crown's Canadian Empire Exploration Program ("CEEx Program").

Teck Cominco, a major diversified mining and refining company, has endorsed the CEEx Program by entering into a Funding and Participation Agreement (the "Agreement") with Northern Crown. The Agreement is subject to regulatory approval.

The CEEx Program is a new, unique and innovative Canadian Exploration Expense (CEE) flow-through mineral exploration program designed for the exploration of selected mineral properties in which Northern Crown will have the right to earn property interests. CEEx program activity will be directed by an Advisory Committee comprised of two representatives each from Northern Crown and Teck Cominco.

Under the terms of the Agreement, Northern Crown will issue to Teck Cominco 390,000 Units at $0.30 per Unit, which allows Teck Cominco to maintain future participation rights by providing staged funding to Northern Crown in the aggregate amount of $480,000. An initial $117,000 subscription is held in trust subject to regulatory approval of the Agreement. Each Unit consists of one common share and one $0.30 share purchase warrant. Exercise of the warrants on or before February 7, 2002, will provide an additional $117,000 to Northern Crown. Teck Cominco's next funding election for an additional $246,000 takes place on April 15, 2002. Funds received from Teck Cominco will be used for CEEx Program costs not eligible for CEE treatment.

Northern Crown will earn initial majority interests in mineral properties optioned from both Teck Cominco and third parties. Approximately 70% of the properties acquired will be at a drilling stage, 20% at a pre-drilling stage with targets indicated and 10% at an early or grass roots stage. Property acquisitions are currently under consideration and it is proposed that a minimum of 6 properties will see drilling by the CEEx Program during the next 12 months. Northern Crown will act as operator of most property exploration programs.

When Northern Crown, under the CEEx Program, has advanced a property through preliminary feasibility, Teck Cominco will have the right to spend a minimum of 200% of prior exploration costs incurred under the CEEx Program and complete a feasibility study, thereby earning a 51% interest in properties acquired by Northern Crown from third parties and an approximate 60% interest in properties acquired by Northern Crown from Teck Cominco. Production financing would either be arranged by Teck Cominco under mutually agreed terms or pro-rata in accordance with the interests of all parties held at the time of a production decision.

Northern Crown proposes to fund the CEEx Program by way of an initial $2.0 million CEE Flow-Through financing followed by additional funding during the first quarter of 2002, and is proceeding, subject to regulatory approval, with a 500,000 Unit Flow-Through private placement at $4.00 per Flow-Through Unit. Each Flow-Through Unit consists of nine flow-through shares, one non-flow-through share and ten non-transferable flow-through warrants, each warrant entitling the purchase of one flow-through share at $0.40 per share for one year.

In summary, this alliance of a successful junior public company team with a diversified major mining and refining company, brings advantages not available to conventional CEE flow-through funds. In addition, the CEEx Program provides the components for a successful Canadian minerals venture through:

- a portfolio of drill-ready exploration projects;
- multiple opportunities for discovery and the building of resource assets; and
- built-in alternatives for development and mine financing with Northern Crown retaining rights for either participation or carried interests.

On behalf of the Board
NORTHERN CROWN MINES LTD.

John S. Brock
President

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

NORTHERN CROWN MINES LTD.
1407 - 675 West Hastings Street, Vancouver, British Columbia, Canada V6B IN2
Tel: (604) 687-4951 • Fax: (604) 687-4991

News Release #01-03
September 11, 2001

CDNX: NCW

News Release

Northern Crown Mines Ltd. has announced that the common shares (symbol: NCW) of the company will continue to trade on the Canadian Venture Exchange Inc. (CDNX). The company's shares are being delisted from The Toronto Stock Exchange (TSE) at the close of today's trading.

On behalf of the Board,
NORTHERN CROWN MINES LTD.

Wayne J. Roberts
Director

No Stock Exchange has approved or disapproved the information contained herein.

NORTHERN CROWN MINES LTD.

1407 - 675 West Hastings Street, Vancouver, British Columbia, Canada V6B IN2
Tel: (604) 687-4951 • Fax: (604) 687-4991

News Release #01-04
October 2, 2001

CDNX: NCW

NEWS RELEASE

Trading in the shares of Northern Crown Mines Ltd. has been halted pending consolidation of the Company's capital on a 10 old shares for 1 new share basis, a change of company name to Canadian Empire Exploration Corporation, formalization of broker sponsorship and funding arrangements. The consolidation of capital was approved by shareholders at the Company's Annual General Meeting held on June 7, 2001.

Canadian Empire Exploration Corporation ("Canadian Empire") will remain headquartered in Vancouver under the management of Badger and Co. Management Corp., led by John S. Brock.

Canadian Empire has structured a new and unique Canada-wide mineral exploration program for investors who seek generous income tax deferral and a federal tax credit. Canadian Empire will be offering CEE (Canadian Exploration Expense) "flow-through" units, with each unit consisting of one flow-through share and one full flow-through share purchase warrant.

Details of the offering and the exploration program will be forthcoming upon completion of broker sponsorship arrangements and regulatory approvals as may be required.

On behalf of the Board,
NORTHERN CROWN MINES LTD.

John S. Brock
President

NORTHERN CROWN MINES LTD.

#01-01
January 16, 2001

CDNX - NCW

NEWS RELEASE

Northern Crown Mines is in the process of concluding its sale of interests in the Guadalupe Gold Project in Mexico to Meridian Gold Company of Reno, Nevada.

Meridian has made an initial payment of US$222,000 to Northern Crown as well as payments in the aggregate of US$155,000 for satisfaction of obligations to underlying property vendors. A further US$168,000 will be paid to Northern Crown, upon satisfaction of certain conditions, prior to February 23, 2001.

Northern Crown is now in a position to commence final technical, legal and accounting due diligence on ReBASE Corporation, a Canadian industrial minerals company. Subject to satisfactory completion of due diligence, receipt of regulatory approvals and completion of financing, Northern Crown proposes to acquire all of the issued share capital of ReBASE.

ON BEHALF OF THE BOARD OF DIRECTORS

John S. Brock
President

- 30 -

No Stock Exchange has approved or disapproved the information contained herein.

1407 - 675 West Hastings Street, Vancouver, British Columbia, Canada V6B IN2 Tel: (604) 687-4951 • Fax: (604) 687-4991

NORTHERN CROWN MINES LTD.

#01-02

April 11, 2001
CDNX: **NCW**

News Release

With receipt of a final US $148,000 payment from Meridian Gold Company of Nevada ("Meridian"), Northern Crown Mines Ltd. (the "Company") has now completed the initial stages of its sale of the Guadalupe property in Mexico. Accordingly, the Company has now received a total cash consideration of US $390,000 from Meridian. Meridian has also paid an additional US$ 155,000 previously owing to underlying property vendors.

After making future staged payments to the underlying vendors in the amount of US $405,000 by December 31, 2002, Meridian will have exercised its option to purchase the Guadalupe Property from the Company. In order to compete the acquisition of the property, Meridian must pay the underlying vendors a further US $720,000 in staged payments by December 31, 2004.

Receipt of proceeds from the sale of the Guadalupe Project has allowed the Company to satisfy its creditors in full. Northern Crown now has no debt and approximately CD $165,000 cash in its working capital account. A further estimated CD $225,000 is receivable by way of Mexican tax-related refunds.

Delays have been experienced in completing a due diligence process of ReBASE Corporation of Barrie, Ontario, and accordingly, Northern Crown has advised ReBASE that it will terminate the the August 4, 2000 Memorandum of Understanding. Notwithstanding management's belief that the proposed acquisition of ReBASE was of merit, the Company must now dedicate itself to the pursuit of other acquisition opportunities that may quickly be brought to fruition. In this regard, the Company will consider several proposals from Eastern Canada, including possible participation in a Platinum/Palladium project and an industrial minerals project.

ON BEHALF OF THE BOARD OF DIRECTORS,

John S. Brock
President

No Stock Exchange has approved or disapproved the information contained herein

#1407, 675 West Hastings Street, Vancouver, British Columbia, Canada V6B 1N2 Tel: (604) 687-4951 • Fax: (604) 687-4991

NORTHERN CROWN MINES LTD.

INTERIM REPORT

FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000

(UNAUDITED, PREPARED BY MANAGEMENT)

NORTHERN CROWN MINES LTD.
CONSOLIDATED BALANCE SHEET
AS AT MARCH 31, 2001 AND DECEMBER 31, 2000
(UNAUDITED, PREPARED BY MANAGEMENT)

	March 31, 2001 $	December 31, 2000 $
ASSETS		
Current Assets		
Cash and short-term investments	164,734	46,546
Accounts receivable	6,126	6,331
	170,860	52,877
Resource Assets	449,949	856,723
Fixed Assets	2,902	3,132
	623,711	912,732
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilites	368,555	586,075
	368,555	586,075
SHAREHOLDERS' EQUITY		
Capital stock		
Authorized - 100,000,000 common shares without par value		
Issued - 35,294,203 common shares (2000 - 35,294,203)	17,375,019	17,375,019
Contributed surplus	64,784	64,784
Deficit	(17,184,648)	(17,113,146)
	255,155	326,657
	623,711	912,732

John S. Brock

Wayne J. Roberts

NORTHERN CROWN MINES LTD.
CONSOLIDATED STATEMENT OF LOSS AND DEFICIT
FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000
(UNAUDITED, PREPARED BY MANAGEMENT)

	March 31, 2001 $	March 31, 2000 $
Administration expenses		
Bank charges and interest	392	179
Consulting	255	0
Insurance	2,084	2,010
Interest on promissory note	4,013	5,822
Legal and audit	9,897	11,343
Office operations and facilities	41,193	10,100
Salaries and wages	9,338	15,260
Transfer agent and stock exchange fees	4,337	8,659
Travel and promotion	0	5,710
	71,509	59,083
Other Expenses (income)		
Write-off of exploration expenditures	0	290
Write-off of mineral property expenditures	0	0
Interest income	(7)	(36)
	(7)	254
Loss (Income) for the period	71,502	59,337
Deficit - beginning of period	17,113,146	14,420,573
Deficit - end of period	17,184,648	14,479,910

NORTHERN CROWN MINES LTD.
CONSOLIDATED STATEMENT OF DEFERRED EXPLORATION AND MINERAL PROPERTY EXPENDITURES
FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000
(UNAUDITED, PREPARED BY MANAGEMENT)

	March 31, 2001 $	March 31, 2000 $
Exploration and mineral property expenditures during the period		
Assays and geochemical analysis	0	105
Depreciation	231	3,501
Maps, printing and drafting	0	20
Property acquisition and maintenance costs	0	9,510
Project management fees	385	686
Salaries and wages	5,674	8,077
Transportation	0	37
Expenditures during the period	6,290	21,936
Balance - beginning of period	856,723	3,180,383
Less:		
Consideration received relating to the sale of Guadalupe	413,064	0
Write-off of exploration expenditures	0	290
Write-off of mineral property expenditures	0	0
	413,064	290
Balance - end of period	449,949	3,202,028

NORTHERN CROWN MINES LTD.
CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000
(UNAUDITED, PREPARED BY MANAGEMENT)

	March 31, 2001 $	March 31, 2000 $
Cash flows from operating activities		
Loss for the period	(71,502)	(59,337)
Items not affecting cash -		
Write-off of exploration expenditures	0	290
Write-off of mineral property expenditures	0	0
	(71,502)	(59,047)
Changes in non-cash working capital items	(217,315)	(310,139)
	(288,817)	(369,186)
Cash flows from financing activities		
Issue of capital stock -		
For cash	0	262,500
For debt	0	380,260
	0	642,760
Cash flows from investing activities		
Resource assets		
Property acquisition and maintenance costs (net of shares issued for property)	0	(9,510)
Deferred exploration expenditures (net of depreciation)	(6,059)	(8,925)
Consideration received relating to the sale of Guadalupe	413,064	0
	407,005	(18,435)
Increase (decrease) in cash and short-term investments	118,188	255,139
Cash and short-term investments - beginning of period	46,546	27,701
Cash and short-term investments - end of period	164,734	282,840

NORTHERN CROWN MINES LTD.
NOTES TO INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED MARCH 31, 2001 AND 2000
(UNAUDITED, PREPARED BY MANAGEMENT)

Going concern

The Company's ability to continue its operations is dependent on its ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Because of this uncertainty, there is substantial doubt about the ability of the company to continue as a going concern. These consolidated financial statements do not include the adjustments that would be necessary should the Company be unable to continue as a going concern. Such adjustments could be material.

NORTHERN CROWN MINES LTD
MANAGEMENT DISCUSSION

DESCRIPTION OF BUSINESS

Northern Crown Mines Ltd. (the "Company') is engaged in the acquisition and exploration of mineral resource properties. The company currently holds interests in properties located in Mexico.

FOR THE PERIOD JANUARY 1 TO MARCH 31, 2001 (FIRST QUARTER)

Operations and Financial Condition

During the First Quarter the Company continued with the process of concluding its sale of interests in the Guadalupe Gold Project in Mexico to Meridian Gold Company of Reno, Nevada. As at March 31, 2001, Meridian had made an initial payment of US$222,000 to the Company as well as payments in the aggregate of US$155,000 for satisfaction of obligations to underlying property vendors.

During the quarter, the Company was charged, by a company controlled by a director of the Company, $15,484 for cost of operations and administration, $8,950 for professional services and $559 for exploration services and project management fees provided. During the quarter, the Company expended approximately $71,509 for general administrative expenses and approximately $6,290 for exploration and mineral property expenses, primarily in the search for new project acquisition.

At March 31, 2001, the Company had no investor relations arrangements or contracts, was not in breach of corporate, securities or other laws, or in breach of its listings agreement with CDNX. To the best of management's knowledge and belief, all contingent liabilities have been disclosed in the Unaudited Financial Statements of March 31, 2001. There were no management changes or special resolutions passed by shareholders during the quarter.

Investor Relations

Investor relations activity during the First Quarter consisted of management response to shareholder and brokerage community inquiries. One press release was issued in connection with progress regarding the sale of the Guadalupe Gold Project. No investor relations expenditures were incurred during the First Quarter.

Mineral Exploration Activity

The Company directed attention to examination of potential acquisitions in the area of industrial minerals and precious and base metals projects.

Subsequent Events

During the month of April, the Company announced that the initial stages of its sale of the Guadalupe Project in Mexico to Meridian had been completed. Accordingly, the Company received cash consideration of US$148,000 from Meridian, bringing the total cash consideration received to US$390,000.

With delays experienced in completing a due diligence process of ReBASE Corporation of Barrie, Ontario the Company advised ReBASE that it was terminating the August 4, 2000 Memorandum of Understanding with ReBASE and would continue to seek acquisition of other opportunities in the minerals resource sector.

Financings, Principal Purposes and Milestones

The Company did not issue any shares or raise funds during the quarter ended March 31, 2001.

Liquidity and Solvency

At March 31, 2001,the Company had cash of $164,734 and working capital deficit of $197,695. With final receipt of proceed from the sale of the Guadalupe Project during the month of April, the Company has satisfied its creditors in full. At April 9, 2001, the Company had retained approximately $165,000 cash in its working capital account. A further estimated $ 225,000 is receivable by way of tax-related refunds due to the Company's Mexican subsidiaries.

The Company's ability to continue its operations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. In order to continue developing its mineral exploration program, management is actively pursuing additional sources of financing; however, in the event this does not occur, there is doubt about the ability of the Company to continue as a going concern.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
NORTHERN CROWN MINES LTD.		JUNE 30/01	01 08 24

ISSUER ADDRESS				
1407 - 675 WEST HASTINGS STREET				
CITY	**PROVINCE**	**POSTAL CODE**	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
VANCOUVER	BC	V6B 1N2	(604)687-4991	(604)687-4951
CONTACT NAME		**CONTACT POSITION**		**CONTACT TELEPHONE NO.**
JOHN S. BROCK		PRESIDENT		(604)687-4951
CONTACT EMAIL ADDRESS		**WEB SITE ADDRESS**		
jsbrock@badgerandco.com				

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
[signature]	JOHN S. BROCK	01 08 24
[signature]	R.E. GORDON DAVIS	01 08 24

NORTHERN CROWN MINES LTD.
INTERIM REPORT
FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000
(UNAUDITED, PREPARED BY MANAGEMENT)

NORTHERN CROWN MINES LTD.
CONSOLIDATED BALANCE SHEET
AS AT JUNE 30, 2001 AND DECEMBER 31, 2000
(UNAUDITED, PREPARED BY MANAGEMENT)

	JUNE 30, 2001 $	DECEMBER 31, 2000 $
ASSETS		
Current Assets		
Cash and short-term investments	124,060	46,546
Accounts receivable	9,258	6,331
	133,319	52,877
Resource Assets	207,444	856,723
Fixed Assets	2,689	3,132
	343,451	912,732
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilites	150,230	586,075
	150,230	586,075
SHAREHOLDERS' EQUITY		
Capital stock		
Authorized - 100,000,000 common shares without par value		
Issued - 35,294,203 common shares (2000 - 35,294,203)	17,375,019	17,375,019
Contributed surplus	64,784	64,784
Deficit	(17,246,582)	(17,113,146)
	193,221	326,657
	343,451	912,732

Approved by the Directors

John S. Brock

R. E. Gordon Davis

NORTHERN CROWN MINES LTD.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000
(UNAUDITED, PREPARED BY MANAGEMENT)

	6 MONTHS ENDED JUNE 30, 2001 $	6 MONTHS ENDED JUNE 30, 2000 $	3 MONTHS ENDED JUNE 30, 2001 $	3 MONTHS ENDED JUNE 30, 2000 $
Administration expenses				
Bank charges	532	356	140	177
Consulting	1,500	0	1,245	0
Insurance	2,084	2,010	0	0
Interest on promissory note	4,013	9,055	(0)	3,233
Legal and audit	12,958	44,186	3,061	32,843
Office operations and facilities	58,833	39,419	17,640	29,319
Salaries and wages	25,748	31,868	16,410	16,608
Transfer agent and stock exchange fees	18,546	22,330	14,209	13,671
Travel and promotion	1,237	8,128	1,237	2,418
	125,452	157,352	53,943	98,269
Other Expenses (Income)				
Write-off of exploration expenditures	10,752	290	10,752	0
Write-off of mineral property expenditures	5,000	0	5,000	0
Interest income	(7,768)	(299)	(7,761)	(263)
	7,984	(9)	7,991	(263)
Loss (Income) for the period	133,436	157,343	61,934	98,006
Deficit - beginning of period	17,113,146	14,420,573	17,184,648	14,479,910
Deficit - end of period	17,246,582	14,577,916	17,246,582	14,577,916

NORTHERN CROWN MINES LTD.
CONSOLIDATED STATEMENTS OF DEFERRED EXPLORATION AND MINERAL PROPERTY EXPENDITURES
FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000
(UNAUDITED, PREPARED BY MANAGEMENT)

	6 MONTHS ENDED JUNE 30, 2001 $	6 MONTHS ENDED JUNE 30, 2000 $	3 MONTHS ENDED JUNE 30, 2001 $	3 MONTHS ENDED JUNE 30, 2000 $
Exploration and mineral property expenditures during the period				
Accomodation	913	148	913	148
Assays and geochemical analysis	0	105	0	0
Consulting	905	741	905	741
Depreciation	444	6,739	213	3,238
Expediting	0	0	0	0
Field supplies	0	0	0	0
Maps, printing and drafting	0	30	0	10
Project management fees	1,247	82,010	862	81,324
Property acquisition and maintenance costs	5,000	1,323	5,000	(8,187)
Salaries and wages	15,015	17,732	9,341	9,655
Transportation	0	102	0	65
Expenditures during the period	23,524	108,930	17,234	86,994
Balance - beginning of period	856,723	3,180,383	449,949	3,202,029
Less:				
Consideration received relating to the sale of Guadalupe	657,051	0	243,987	0
Write-off of exploration expenditures	10,752	290	10,752	0
Write-off of mineral property expenditures	5,000	0	5,000	0
	672,803	290	259,739	0
Balance - end of period	207,444	3,289,023	207,444	3,289,023

NORTHERN CROWN MINES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000
(UNAUDITED, PREPARED BY MANAGEMENT)

	6 MONTHS ENDED JUNE 30, 2001 $	6 MONTHS ENDED JUNE 30, 2000 $	3 MONTHS ENDED JUNE 30, 2001 $	3 MONTHS ENDED JUNE 30, 2000 $
Cash flows from operating activities				
Loss for the period	(133,436)	(157,343)	(61,934)	(98,006)
Write-off of exploration expenditures	10,752	290	10,752	0
Write-off of mineral property expenditures	5,000	0	5,000	0
	(117,684)	(157,053)	(46,182)	(98,006)
Changes in non-cash working capital items	(438,772)	(213,348)	(221,457)	96,791
	(556,457)	(370,401)	(267,640)	(1,215)
Cash flows from financing activities				
Issue of common shares - for cash	0	263,715	0	1,215
Issue of common shares - for debt	0	380,260	0	0
Share issue costs	0	0	0	0
	0	643,975	0	1,215
Cash flows from investing activities				
Property acquisition and maintenance costs	(5,000)	(82,010)	(5,000)	(72,500)
Deferred exploration expenditures (net of depreciation)	(18,080)	(20,181)	(12,022)	(11,256)
Consideration received relating to the sale of Guadalupe	657,051	0	243,987	0
	633,971	(102,191)	226,965	(83,756)
Increase (decrease) in cash and short-term investments	77,514	171,383	(40,675)	(83,756)
Cash and short-term investments - beginning of period	46,546	27,701	164,735	282,840
Cash and short-term investments - end of period	124,060	199,084	124,060	199,084

NORTHERN CROWN MINES LTD.
SCHEDULE B
FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000
(UNAUDITED, PREPARED BY MANAGEMENT)

The company's ability to continue as a going concern is dependent on management's ability to secure additional financing and complete a Qualifying Transaction. While management has been successful in securing financing in the past, there can be no assurance it will be able to do so in the future. Management is actively pursuing opportunities for acquisition of a Qualifying Transaction as well as equity financing. In the event management is unable to secure the necessary financing, there is doubt about the abilityof the company to continue as a going concern. These financial statements do not include any adjustments that might be required should the company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities other than in the normal course of business. Such adjustments could be material.

1) **Analysis of Expenses and Deferred Costs**

Administrative Expenses
With respect to the Administrative Expenses of the Company, see the attached Financial Statements.

Summary of Resource Assets	June 30, 2001
Guadalupe	207,444
Total	207,444

Deferred Exploration and Mineral Property Expenditures by Property
For the period January 1 to June 30, 2001

	Guadalupe	General	Total
Balance - begining of period	856,723	0	856,723
	856,723	0	856,723
Accomodation	0	913	913
Assays and geochemical analysis	0	0	0
Consulting	905	0	905
Depreciation	444	0	444
Expediting	0	0	0
Field supplies	0	0	0
Fuel	0	0	0
Maps, printing and drafting	0	0	0
Project management fees	465	782	1,247
Property acquisition and maintenance costs	0	5,000	5,000
Salaries and wages	5,958	9,057	15,015
Transportation	0	0	0
Trenching	0	0	0
	7,772	15,752	23,524
	864,495	15,752	880,247
Consideration received relating to the sale of	(657,051)	0	(657,051)
Write-offs	0	(15,752)	(15,752)
Balance	207,444	0	207,444

2) **Related Party Transactions**

During the year-to-date period ended June 30, 2001, the Company entered into the following related party transactions:
- $19,924 for cost of operations and administration to companies controlled by directors
- $31,113 for fees for professional services to companies controlled by directors
- $7,413 for exploration services and project management fees to companies controlled by directors

NORTHERN CROWN MINES LTD.
SCHEDULE B
FOR THE SIX MONTHS ENDED JUNE 30, 2001 AND 2000
(UNAUDITED, PREPARED BY MANAGEMENT)

3) **Securities Issued and Options Granted**

a) Securities Issued
During the year-to-date period ended June 30, 2001, the Company issued common shares as follows:
Nil

b) Options Granted
During the year-to-date period ended June 30, 2001, the Company granted options as follows:
Nil

4) **Share Capital**

a) Authorized and Issued
Common shares without par value - authorized 100,000,000
Common shares without par value - issued and outstanding 35,294,203

b) Outstanding Stock Options

	Date of Option	Expiry Date	$/Share	# of Shares
John S Brock	Nov 15/96	Nov 15/01	$0.30	120,000
	Oct 2/97	Oct 2/02	$0.30	100,000
	Mar 7/00	Oct 2/02	$0.10	200,000
Lawrence Page	Nov 15/96	Nov 15/01	$0.30	25,000
	Oct 2/97	Oct 2/02	$0.30	50,000
	Mar 7/00	Oct 2/02	$0.10	50,000
Gordon Davis	Nov 15/96	Nov 15/01	$0.30	25,000
	Oct 2/97	Oct 2/02	$0.30	50,000
	Mar 7/00	Oct 2/02	$0.10	50,000
RE Swenarchuk	Feb 21/97	Feb 21/02	$0.30	50,000
	Oct 2/97	Oct 2/02	$0.30	100,000
	Nov 15/96	Nov 15/01	$0.30	120,000
Wayne J Roberts	Nov 15/96	Nov 15/01	$0.30	120,000
	Oct 2/97	Oct 2/02	$0.30	100,000
	Mar 7/00	Oct 2/02	$0.10	200,000
Jeannine PM Webb	Nov 15/96	Nov 15/01	$0.30	50,000
	Oct 2/97	Oct 2/02	$0.30	25,000
	Mar 7/00	Oct 2/02	$0.10	125,000
R Farias	Feb 11/97	Feb 11/02	$0.30	100,000
	Mar 7/00	Ot2/02	$0.10	50,000
				1,710,000

c) Outstanding Warrants

	Expiry Date	# Warrants	# Shares	$/Share	
Guadalupe property agreeme	Dec 20/03	75,700	75,700	$0.06	from Dec 21/00 to Dec 20/01, or
				$0.07	from Dec 21/01 to Dec 20/02, or
				$0.09	from Dec 21/02 to Dec 20/03

d) Convertible Securities
Nil

e) Escrowed and Pooled Shares
Nil

5) **Directors and Officers of the Company**

John S. Brock, Director and President	West Vancouver, BC
Lawrence Page, QC, Director	West Vancouver, BC
R. E. Gordon Davis, Director	Vancouver, BC
Robert E. Swenarchuk, Director	North Vancouver, BC
Wayne J. Roberts, Director and V-Pres. Exploration	Coquitlam, BC
Jeannine P.M. Webb, CFO and Secretary	Burnaby, BC

NORTHERN CROWN MINES LTD.
SCHEDULE C - MANAGEMENT DISCUSSION
FOR THE SIX MONTHS ENDED JUNE 30, 2001

DESCRIPTION OF BUSINESS

Northern Crown Mines Ltd. (the "Company') is engaged in the acquisition and exploration of mineral resource properties. The company currently holds interests in properties located in Mexico.

FOR THE PERIOD JANUARY 1 TO MARCH 31, 2001 (First Quarter)

Operations and Financial Condition

During the First Quarter the Company continued with the process of concluding its sale of interests in the Guadalupe Gold Project in Mexico to Meridian Gold Company of Reno, Nevada. As at March 31, 2001, Meridian had made an initial payment of US$222,000 to the Company as well as payments in the aggregate of US$155,000 for satisfaction of obligations to underlying property vendors.

During the quarter, the Company was charged, by a company controlled by a director of the Company, $15,484 for cost of operations and administration, $8,950 for professional services and $559 for exploration services and project management fees provided. During the quarter, the Company expended approximately $71,509 for general administrative expenses and approximately $6,290 for exploration and mineral property expenses, primarily in the search for new project acquisition.

At March 31, 2001, the Company had no investor relations arrangements or contracts, was not in breach of corporate, securities or other laws, or in breach of its listings agreement with CDNX. To the best of management's knowledge and belief, all contingent liabilities have been disclosed in the Unaudited Financial Statements of March 31, 2001. There were no management changes or special resolutions passed by shareholders during the quarter.

Investor Relations

Investor relations activity during the First Quarter consisted of management response to shareholder and brokerage community inquiries. One press release was issued in connection with progress regarding the sale of the Guadalupe Gold Project. No investor relations expenditures were incurred during the First Quarter.

Mineral Exploration Activity

The Company directed attention to examination of potential acquisitions in the area of industrial minerals and precious and base metals projects.

Subsequent Events

During the month of April, the Company announced that the initial stages of its sale of the Guadalupe Project in Mexico to Meridian had been completed. Accordingly, the Company received cash consideration of US$148,000 from Meridian, bringing the total cash consideration received to US$390,000.

With delays experienced in completing a due diligence process of ReBASE Corporation of Barrie, Ontario the Company advised ReBASE that it was terminating the August 4, 2000 Memorandum of Understanding with ReBASE and would continue to seek acquisition of other opportunities in the minerals resource sector.

Financings, Principal Purposes and Milestones

The Company did not issue any shares or raise funds during the quarter ended March 31, 2001.

Liquidity and Solvency

At March 31, 2001,the Company had cash of $164,734 and working capital deficit of $197,695. With final receipt of proceed from the sale of the Guadalupe Project during the month of April, the Company has satisfied its creditors in full. At April 9, 2001, the Company had retained approximately $165,000 cash in its working capital account. A further estimated $ 225,000 is receivable by way of tax-related refunds due to the Company's Mexican subsidiaries.

The Company's ability to continue its operations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. In order to continue developing its mineral exploration program, management is actively pursuing additional sources of financing; however, in the event this does not occur, there is doubt about the ability of the Company to continue as a going concern.

FOR THE PERIOD APRIL 1 TO JUNE 30, 2001 (Second Quarter)

Operations and Financial Condition

During the Second Quarter the Company, with receipt of a final US$148,000 payment, concluded the initial stages of its sale of the Guadalupe Project in Mexico to Meridian. Accordingly, the Company has now received a total cash consideration of US$390,000 from Meridian, and Meridian has paid an additional US$155,000 for satisfaction of previous obligations to underlying property vendors.

With delays experienced in completing a due diligence process of ReBASE Corporation of Barrie, Ontario the Company advised ReBASE that it was terminating the August 4, 2000 Memorandum of Understanding with ReBASE and would continue to seek acquisition of other opportunities in the minerals resource sector.

During the quarter, the Company was charged, by companies controlled by directors and officers of the Company, $4,440 for cost of operations and administration, $22,163 for professional services and $6,854 for exploration services and project management fees provided. During the quarter, the Company expended approximately $53,943 for general administrative expenses and approximately $17,234 for exploration and mineral property expenses, primarily directed to the search for new project acquisition.

During the Second Quarter, the Company terminated its administrative and exploration management services agreements with John S. Brock Limited and entered into management services agreements with Badger and Co. Management Corp. ("Badger"). Under the agreements, the Company is charged for office facilities and operations expenses, costs of corporate, administrative, exploration, field wages and professional services of Badger employees incurred by Badger on behalf of the Company at Badger's cost plus a 10% mark-up, and exploration project management fees calculated at 8% of all exploration costs incurred by the Company. Badger is a private company owned by John S. Brock, Wayne J. Roberts and Jeannine P. M. Webb as to 40%, 30% and 30% respectively.

At June 30, 2001, the Company had no investor relations arrangements or contracts, was not in breach of corporate, securities or other laws, or in breach of its listings agreement with CDNX. To the best of management's knowledge and belief, all contingent liabilities have been disclosed in the Unaudited Financial Statements of June 30, 2001. There were no management changes during the quarter. On June 7, 2001, all ordinary resolutions placed before shareholders at the Annual General Meeting of Shareholders were passed. A special resolution was passed allowing that the authorized share capital of the Company be altered by consolidating all of the Company's 250,000,000 Common shares without par value into that number of Common shares without par value as may be determined by the Board of Directors of the Company but, in any event, not less than 25,000,000 Common shares without par value, up to a maximum of 10 such shares being consolidated into one (1) Common share without par value; increasing the authorized capital of the Company from not less than 25,000,000 Common shares without par value to 250,000,000 Commons shares without par value; altering the Memorandum of the Company to reflect the consolidation of share capital and the increase in authorized capital to 250,000,000 Common shares without par value; authorizing the Board of Directors in their discretion by resolution, without requiring further approval, ratification or confirmation by the members, to determine the number of Common shares without par value into which the 250,000,000 Common shares without par value are to be consolidated, provided, however, that such number shall not be less that 25,000,000 Common shares without par value, and may decline to implement this Special Resolution.

Investor Relations

Investor relations activity during the Second Quarter consisted of management response to shareholder and brokerage community inquiries. On April 11, 2001, a press release was issued in connection with completion of the sale of the Guadalupe Gold Project. On June 13, 2001 a press release was issued by ReBASE Corporation acknowledging termination of negotiations for a merger with the Company. No investor relations expenditures were incurred during the Second Quarter.

Mineral Exploration Activity

The Company directed its attention to examination of potential acquisitions in the area of industrial minerals and precious and base metals projects. No action was undertaken with respect to completion of any new mineral property acquisitions.

Subsequent Events

The Company has no subsequent events to report at this time.

Financings, Principal Purposes and Milestones

The Company did not issue any shares or raise funds during the quarter June 30, 2001.

Liquidity and Solvency

At June 30, 2001,the Company had cash of $124,060 and working capital deficit of $16,911. With final receipt of proceed from the sale of the Guadalupe Project during the month of April, the Company satisfied its creditors in full. A further estimated $225,000 is receivable by way of tax-related refunds due to the Company's Mexican subsidiaries.

The Company's ability to continue its operations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. In order to continue developing its mineral exploration program, management is actively pursuing additional sources of financing; however, in the event this does not occur, there is doubt about the ability of the Company to continue as a going concern.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

1. *General Instructions*
   (a) Management discussion and analysis provides management with the opportunity to discuss an issuer's business, current financial results, position and future prospects.
   (b) Focus the discussion on material information, including liquidity, capital resources, known trends, commitments, events, risks or uncertainties, that is reasonably expected to have a material effect on the issuer.
   (c) For an issuer with active ongoing operations the discussion should be substantive (e.g. generally two to four pages in length); for an issuer with limited operations the discussion may not be as extensive (e.g. one page).
   (d) The discussion must be factual, balanced and non-promotional.
   (e) Where the discussion relates to a mineral project, as defined in National Instrument 43-101 "Standards of Disclosure for Mineral Projects," the disclosure must comply with NI 43-101.

2. *Description of Business*
   Provide a brief description of the issuer's business. Where an issuer is inactive and has no business, disclose these facts together with a description of any plans to reactivate and the business the issuer intends to pursue.

3. *Discussion of Operations and Financial Condition*
   Provide a meaningful discussion and analysis of the issuer's operations for the current year-to-date period presented in the financial statements. Discuss the issuer's financial condition as at the date of the most recent balance sheet presented in the financial statements.

   The following is a list of items that should be addressed in management's discussion and analysis of the issuer's operations and financial condition. This is not intended to be an exhaustive list of the relevant items.
   (a) expenditures included in the analysis of expenses and deferred costs required under Securities Rule 3(9)(b) and Schedule B;
   (b) acquisition or abandonment of resource properties material to the issuer including material terms of any acquisition or disposition;
   (c) acquisition or disposition of other material capital assets including material terms of the acquisition, or disposition;
   (d) material write-off or write-down of assets;
   (e) transactions with related parties, disclosed in Schedule B or the notes to the financial statements;
   (f) material contracts or commitments;
   (g) material variances between the issuer's financial results and information previously disclosed by the issuer, (for example if the issuer does not achieve revenue and profit estimates previously released, discuss this fact and the reasons for the variance);
   (h) material terms of any existing third party investor relations arrangements or contracts including:
      i. the name of the person;
      ii. the amount paid during the reporting period; and
      iii. the services provided during the reporting period;
   (i) legal proceedings;
   (j) contingent liabilities;
   (k) default under debt or other contractual obligations;
   (l) a breach of corporate, securities or other laws, or of an issuer's listing agreement with the Canadian Venture Exchange including the nature of the breach, potential ramifications and what is being done to remedy it;
   (m) regulatory approval requirements for a significant transaction including whether the issuer has obtained the required approval or has applied for the approval;
   (n) management changes; or
   (o) special resolutions passed by shareholders.

4. *Subsequent Events*
   Discuss any significant events and transactions that occurred during the time from the date of the financial statements up to the date that this report is certified by the issuer.

5. *Financings, Principal Purposes and Milestones*
   (a) In a tabular format, compare any previously disclosed principal purposes from a financing to actual expenditures made during the reporting period.
   (b) Explain any material variances and the impact, if any, on the issuer's ability to achieve previously disclosed objectives and milestones.

6. *Liquidity and Solvency*
   Discuss the issuer's working capital position and its ability to meet its ongoing obligations as they become due.

How to File Under National Instrument 13-101 – System for Electronic Document Analysis and Retrieval (SEDAR)
BC Form 51-901F Quarterly and Year End Reports are filed under Category of Filing: Continuous Disclosure and Filing Type: Interim Financial Statements or Annual Financial Statements. Schedule A (Financial Statements) is filed under Document Type: Interim Financial Statements or Annual Financial Statements. Schedule B (Supplementary Information) and Schedule C (Management Discussion) are filed under Document Type: BC Form 51-901F (previously Document Type Form 61(BC)).

Meeting the Form Requirements
BC Form 51-901F consists of three parts: Instructions to schedules A, B and C, issuer details and a certificate. To comply with National Instrument 13-101 it is not necessary to reproduce the instructions that are set out in BC Form 51-901F. A cover page to the schedules titled BC Form 51-901F that includes the issuer details and certificate is all that is required to meet the BC Form 51-901F requirements. The form of certificate should be amended so as to refer to one or two of the three schedules required to complete the report.

ISSUER DETAILS

NAME OF ISSUER		FOR QUARTER ENDED	DATE OF REPORT YY / MM / DD
NORTHERN CROWN MINES LTD.		SEPT 30/01	20 11 24

ISSUER ADDRESS				
1407 - 675 WEST HASTINGS STREET				
CITY	**PROVINCE**	**POSTAL CODE**	**ISSUER FAX NO.**	**ISSUER TELEPHONE NO.**
VANCOUVER	BC	V6B 1N2	(604) 687-4991	(604) 687-4951
CONTACT NAME		**CONTACT POSITION**		**CONTACT TELEPHONE NO.**
JOHN S. BROCK		PRESIDENT		(604) 687-4951
CONTACT EMAIL ADDRESS		**WEB SITE ADDRESS**		
jsbrock@badgerandco.com				

CERTIFICATE
The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY / MM / DD
➤ [signature]	JOHN S. BROCK	20 11 24
➤ [signature]	WAYNE J. ROBERTS	20 11 24

NORTHERN CROWN MINES LTD.
INTERIM REPORT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000
(UNAUDITED, PREPARED BY MANAGEMENT)

NORTHERN CROWN MINES LTD.
CONSOLIDATED BALANCE SHEET
AS AT SEPTEMBER 30, 2001 AND DECEMBER 31, 2000
(UNAUDITED, PREPARED BY MANAGEMENT)

	SEPT 30, 2001 $	DECEMBER 31, 2000 $
ASSETS		
Current Assets		
Cash and short-term investments	17,610	46,546
Accounts receivable	13,383	6,331
Value-added tax receivable (note 4)	199,672	0
	230,665	52,877
Resource Assets	0	856,723
Fixed Assets	2,689	3,132
	233,354	912,732
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilites	137,768	586,075
	137,768	586,075
SHAREHOLDERS' EQUITY		
Capital stock		
Authorized - 250,000,000 common shares without par value		
Issued - 35,294,203 common shares (2000 - 35,294,203)	17,375,019	17,375,019
Contributed surplus	64,784	64,784
Deficit	(17,344,217)	(17,113,146)
	95,586	326,657
	233,354	912,732

Approved by the Directors

"John S. Brock"
John S. Brock

"Wayne J. Roberts"
Wayne J. Roberts

NORTHERN CROWN MINES LTD.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000
(UNAUDITED, PREPARED BY MANAGEMENT)

	9 MONTHS ENDED SEPT 30, 2001 $	9 MONTHS ENDED SEPT 30, 2000 $	3 MONTHS ENDED SEPT 30, 2001 $	3 MONTHS ENDED SEPT 30, 2000 $
Administration expenses				
Bank charges	708	1,176	176	820
Consulting	1,500	0	0	0
Insurance	2,084	2,010	0	0
Interest on promissory note	4,013	12,354	(0)	3,299
Legal and audit	22,942	44,186	9,984	0
Office operations and facilities	95,898	62,670	37,065	23,251
Salaries and wages	23,607	41,197	(2,141)	9,329
Transfer agent and stock exchange fees	22,444	23,217	3,898	887
Travel and promotion	1,661	11,394	424	3,266
	174,858	198,204	49,407	40,852
Other Expenses (Income)				
Write-off of exploration expenditures	54,150	290	43,398	0
Write-off of mineral property expenditures	5,091	0	91	0
Interest income	(3,028)	(1,051)	4,740	(752)
	56,214	(761)	48,230	(752)
Loss (Income) for the period	231,071	197,443	97,636	40,100
Deficit - beginning of period	17,113,146	14,420,573	17,246,581	14,577,916
Deficit - end of period	17,344,217	14,618,016	17,344,217	14,618,016

NORTHERN CROWN MINES LTD.
CONSOLIDATED STATEMENTS OF DEFERRED EXPLORATION AND MINERAL PROPERTY EXPENDITURES
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000
(UNAUDITED, PREPARED BY MANAGEMENT)

	9 MONTHS ENDED SEPT 30, 2001 $	9 MONTHS ENDED SEPT 30, 2000 $	3 MONTHS ENDED SEPT 30, 2001 $	3 MONTHS ENDED SEPT 30, 2000 $
Exploration and mineral property expenditures during the period				
Accomodation	913	174	(0)	26
Assays and geochemical analysis	0	105	0	0
Consulting	10,196	4,508	9,291	3,767
Depreciation	444	9,734	(0)	2,995
Expediting	2,006	71	2,006	71
Field supplies	64	0	64	0
Maps, printing and drafting	1,370	56	1,370	26
Project management fees	3,894	101,045	2,647	19,035
Property acquisition and maintenance costs	5,091	1,986	91	663
Salaries and wages	35,170	24,845	20,155	7,113
Transportation	95	149	95	47
Expenditures during the period	59,241	142,673	35,717	33,743
Balance - beginning of period	856,723	3,180,383	207,444	3,289,023
Less:				
Consideration received relating to the sale of Guadalupe	657,051	0	0	0
Write-off of exploration expenditures	54,150	290	43,398	0
Write-off of mineral property expenditures	5,091	0	91	0
Value-added tax receivable (note 4)	199,672		199,672	0
	915,964	290	243,161	0
Balance - end of period	0	3,322,766	0	3,322,766

NORTHERN CROWN MINES LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000
(UNAUDITED, PREPARED BY MANAGEMENT)

	9 MONTHS ENDED SEPT 30, 2001 $	9 MONTHS ENDED SEPT 30, 2000 $	3 MONTHS ENDED SEPT 30, 2001 $	3 MONTHS ENDED SEPT 30, 2000 $
Cash flows from operating activities				
Loss for the period	(231,071)	(197,443)	(97,635)	(40,100)
Write-off of exploration expenditures	54,150	290	43,398	0
Write-off of mineral property expenditures	5,091	0	91	0
Value-added tax receivable (note 4)	199,672	0	199,672	0
	27,842	(197,153)	145,526	(40,100)
Changes in non-cash working capital items	(655,032)	(227,211)	(216,260)	(13,863)
	(627,190)	(424,364)	(70,734)	(53,963)
Cash flows from financing activities				
Issue of common shares - for cash	0	263,715	0	0
Issue of common shares - for debt	0	380,260	0	0
Share issue costs	0	0	0	0
	0	643,975	0	0
Cash flows from investing activities				
Property acquisition and maintenance costs	(5,091)	(101,045)	(91)	(19,035)
Deferred exploration expenditures (net of depreciation)	(53,706)	(31,894)	(35,626)	(11,713)
Consideration received relating to the sale of Guadalupe	657,051	0	0	0
	598,254	(132,939)	(35,717)	(30,748)
Increase (decrease) in cash and short-term investments	(28,936)	86,672	(106,451)	(84,711)
Cash and short-term investments - beginning of period	46,546	27,701	124,061	199,084
Cash and short-term investments - end of period	17,610	114,373	17,610	114,373

NORTHERN CROWN MINES LTD.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000
(UNAUDITED, PREPARED BY MANAGEMENT)

1- Nature of operations and going concern

The company is in the business of acquiring and exploring mineral properties and has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for resource assets is dependent upon the existence of economically recoverable reserves, the ability of the company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties.

As at September 31, 2001, current liabilities of $137,768 exceeded current assets of $30,993. Of the current liabilities, $24,616 is owed to a related party by virtue of common directors.

The company's ability to continue as a going concern is dependent on management's ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Because of this, there is sbstantial doubt about the ability of the company to continue as a going concern. These financial statements do not include any adjustments that might be required should the company be unable to continue as a going concern. Such adjustments could be material.

2- Basis of presentation

These interim financial statements follow the same accounting policies and methods of their application as the most recent annual audited financial statements of the company and should be read in conjunction therewith.

3- Income taxes

At September 30, 2001 the company had estimated $3,800,000 of Canadian operating losses available for carryforward, $252,000 of Canadian exploration expenditures, $415,000 of Canadian development expenditures and approximately $500,000 of Mexican tax losses, which may be available to offset future taxable income. The Canadian loss carryforwards of $3,800,000 expire at various times from 2002 to 2008. The potential future benefit of these losses has not been recorded. In addition, the company has an estimated $10,000,000 capital loss available for indefinite carryforward but only to offset future capital gains.

4- Value-added tax receivable

At September 30, 2001 the company had estimated $200,000 in Mexican value-added tax which was paid by the company's Mexican subsidiaries. The company has requested a refund for these taxes from the fiscal authorities of the Government of Mexico. All tax refunds received are accounted for on a cash basis. While the company has been successful in receiving reimbursement in the past, there can be no assurance that it will be successful in the future.

NORTHERN CROWN MINES LTD.
SCHEDULE B
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000
(UNAUDITED, PREPARED BY MANAGEMENT)

1) **Analysis of Expenses and Deferred Costs**

Administrative Expenses
With respect to the Administrative Expenses of the Company, see the attached Financial Statements.

Summary of Resource Assets
At September 30, 2001, the Company had no resource assets.

Deferred Exploration and Mineral Property Expenditures by Property
For the period January 1 to September 30, 2001

	Guadalupe	General	Total
Balance - begining of period	856,723	0	856,723
	856,723	0	856,723
Accomodation	0	913	913
Assays and geochemical analysis	0	0	0
Consulting	10,196	0	10,196
Depreciation	444	0	444
Expediting	26	1,981	2,006
Field supplies	0	64	64
Fuel	0	0	0
Maps, printing and drafting	7	1,363	1,370
Project management fees	1,237	2,657	3,894
Property acquisition and maintenance costs	91	5,000	5,091
Salaries and wages	6,213	28,957	35,170
Transportation	95	0	95
Trenching	0	0	0
	18,308	40,934	59,241
	875,030	40,934	915,964
Consideration received relating to the sale of Guadalupe	(657,051)	0	(657,051)
Value-added tax receivable	(199,672)		(199,672)
Write-offs	(18,308)	(40,934)	(59,241)
Balance	(0)	0	(0)

2) **Related Party Transactions**
During the year-to-date period ended September 30, 2001, the Company entered into the following related party transactions:
$31,905 for cost of operations and administration to companies controlled by directors
$46,186 for fees for professional services to companies controlled by directors
$10,060 for exploration services and project management fees to companies controlled by directors

NORTHERN CROWN MINES LTD.
SCHEDULE B
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001 AND 2000
(UNAUDITED, PREPARED BY MANAGEMENT)

3) **Securities Issued and Options Granted**

a) Securities Issued
During the year-to-date period ended September 30, 2001, the Company issued common shares as follows:
Nil

b) Options Granted
During the year-to-date period ended September 30, 2001, the Company granted options as follows:
Nil

4) **Share Capital**

a) Authorized and Issued
Common shares without par value - authorized 250,000,000
Common shares without par value - issued and outstanding 35,294,203

b) Outstanding Stock Options

	Date of Option	Expiry Date	$/Share	# of Shares
John S Brock	Nov 15/96	Nov 15/01	$0.30	120,000
	Oct 2/97	Oct 2/02	$0.30	100,000
	Mar 7/00	Oct 2/02	$0.10	200,000
Lawrence Page	Nov 15/96	Nov 15/01	$0.30	25,000
	Oct 2/97	Oct 2/02	$0.30	50,000
	Mar 7/00	Oct 2/02	$0.10	50,000
Gordon Davis	Nov 15/96	Nov 15/01	$0.30	25,000
	Oct 2/97	Oct 2/02	$0.30	50,000
	Mar 7/00	Oct 2/02	$0.10	50,000
RE Swenarchuk	Feb 21/97	Feb 21/02	$0.30	50,000
	Oct 2/97	Oct 2/02	$0.30	100,000
	Nov 15/96	Nov 15/01	$0.30	120,000
Wayne J Roberts	Nov 15/96	Nov 15/01	$0.30	120,000
	Oct 2/97	Oct 2/02	$0.30	100,000
	Mar 7/00	Oct 2/02	$0.10	200,000
Jeannine PM Webb	Nov 15/96	Nov 15/01	$0.30	50,000
	Oct 2/97	Oct 2/02	$0.30	25,000
	Mar 7/00	Oct 2/02	$0.10	125,000
R Farias	Feb 11/97	Feb 11/02	$0.30	100,000
	Mar 7/00	Ot2/02	$0.10	50,000
				1,710,000

c) Outstanding Warrants

	Expiry Date	# Warrants	# Shares	$/Share
agreement	Dec 20/03	75,700	75,700	$0.06 from Dec 21/00 to Dec 20/01, or
				$0.07 from Dec 21/01 to Dec 20/02, or
				$0.09 from Dec 21/02 to Dec 20/03

d) Convertible Securities
Nil

e) Escrowed and Pooled Shares
Nil

5) **Directors and Officers of the Company**

John S. Brock, Director and President	West Vancouver, BC
Lawrence Page, QC, Director	West Vancouver, BC
R. E. Gordon Davis, Director	Vancouver, BC
Robert E. Swenarchuk, Director	North Vancouver, BC
Wayne J. Roberts, Director and V-Pres. Exploration	Coquitlam, BC
Jeannine P.M. Webb, CFO and Secretary	Burnaby, BC

NORTHERN CROWN MINES LTD.
SCHEDULE C - MANAGEMENT DISCUSSION
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001

DESCRIPTION OF BUSINESS

Northern Crown Mines Ltd. (the "Company') is engaged in the acquisition and exploration of mineral resource properties. The company currently holds interests in properties located in Mexico.

FOR THE PERIOD JANUARY 1 TO MARCH 31, 2001 (First Quarter)

Operations and Financial Condition

During the First Quarter the Company continued with the process of concluding its sale of interests in the Guadalupe Gold Project in Mexico to Meridian Gold Company of Reno, Nevada ("Meridian"). As at March 31, 2001, Meridian had made an initial payment of US$222,000 to the Company as well as payments in the aggregate of US$155,000 for satisfaction of obligations to underlying property vendors.

During the quarter, the Company was charged, by a company controlled by a director of the Company, $15,484 for cost of operations and administration, $8,950 for professional services and $559 for exploration services and project management fees provided. During the quarter, the Company expended approximately $71,509 for general administrative expenses and approximately $6,290 for exploration and mineral property expenses, primarily in the search for new project acquisition.

At March 31, 2001, the Company had no investor relations arrangements or contracts, was not in breach of corporate, securities or other laws, or in breach of its listings agreement with CDNX. To the best of management's knowledge and belief, all contingent liabilities have been disclosed in the Unaudited Interim Financial Statements of March 31, 2001. There were no management changes or special resolutions passed by shareholders during the quarter.

Investor Relations

Investor relations activity during the First Quarter consisted of management response to shareholder and brokerage community inquiries. One press release was issued in connection with progress regarding the sale of the Guadalupe Gold Project. No investor relations expenditures were incurred during the First Quarter.

Mineral Exploration Activity

The Company directed attention to examination of potential acquisitions in the area of industrial minerals and precious and base metals projects.

Financings, Principal Purposes and Milestones

The Company did not issue any shares or raise funds during the quarter ended March 31, 2001.

Liquidity and Solvency

At March 31, 2001,the Company had cash of $164,734 and working capital deficit of $197,695. With final receipt of proceed from the sale of the Guadalupe Project during the month of April, the Company has satisfied its creditors in full. At April 9, 2001, the Company had retained approximately $165,000 cash in its working capital account. A further estimated $ 225,000 is receivable by way of tax-related refunds due to the Company's Mexican subsidiaries.

The Company's ability to continue its operations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. In order to continue developing its mineral exploration program, management is actively pursuing additional sources of financing; however, in the event this does not occur, there is doubt about the ability of the Company to continue as a going concern.

FOR THE PERIOD APRIL 1 TO JUNE 30, 2001 (Second Quarter)

Operations and Financial Condition

During the Second Quarter the Company, with receipt of a final US$148,000 payment, concluded the initial stages of its sale of the Guadalupe Project in Mexico to Meridian. Accordingly, the Company has now received a total cash consideration of US$390,000 from Meridian, and Meridian has paid an additional US$155,000 for satisfaction of previous obligations to underlying property vendors.

With delays experienced in completing a due diligence process of ReBASE Corporation of Barrie, Ontario the Company advised ReBASE that it was terminating the August 4, 2000 Memorandum of Understanding with ReBASE and would continue to seek acquisition of other opportunities in the minerals resource sector.

During the quarter, the Company was charged, by companies controlled by directors and officers of the Company, $4,440 for cost of operations and administration, $22,163 for professional services and $6,854 for exploration services and project management fees provided. During the quarter, the Company expended approximately $53,943 for general administrative expenses and approximately $17,234 for exploration and mineral property expenses, primarily directed to the search for new project acquisition.

During the Second Quarter, the Company terminated its administrative and exploration management services agreements with John S. Brock Limited and entered into management services agreements with Badger and Co. Management Corp. ("Badger"). Under the agreements, the Company is charged for office facilities and operations expenses, costs of corporate, administrative, exploration, field wages and professional services of Badger employees incurred by Badger on behalf of the Company at Badger's cost plus a 10% mark-up, and exploration project management fees calculated at 8% of all exploration costs incurred by the Company. Badger is a private company owned by John S. Brock, Wayne J. Roberts and Jeannine P. M. Webb as to 40%, 30% and 30% respectively.

At June 30, 2001, the Company had no investor relations arrangements or contracts, was not in breach of corporate, securities or other laws, or in breach of its listings agreement with CDNX. To the best of management's knowledge and belief, all contingent liabilities have been disclosed in the Unaudited Interim Financial Statements of June 30, 2001. There were no management changes during the quarter. On June 7, 2001, all ordinary resolutions placed before shareholders at the Annual General Meeting of Shareholders were passed. A special resolution was passed allowing that the authorized share capital of the Company be altered by consolidating all of the Company's 250,000,000 Common shares without par value into that number of Common shares without par value as may be determined by the Board of Directors of the Company but, in any event, not less than 25,000,000 Common shares without par value, up to a maximum of 10 such shares being consolidated into one (1) Common share without par value; increasing the authorized capital of the Company from not less than 25,000,000 Common shares without par value to 250,000,000 Commons shares without par value; altering the Memorandum of the Company to reflect the consolidation of share capital and the increase in authorized capital to 250,000,000 Common shares without par value; authorizing the Board of Directors in their discretion by resolution, without requiring further approval, ratification or confirmation by the members, to determine the number of Common shares without par value into which the 250,000,000 Common shares without par value are to be consolidated, provided, however, that such number shall not be less that 25,000,000 Common shares without par value, and may decline to implement this Special Resolution.

Investor Relations
Investor relations activity during the Second Quarter consisted of management response to shareholder and brokerage community inquiries. On April 11, 2001, a press release was issued in connection with completion of the sale of the Guadalupe Gold Project. On June 13, 2001 a press release was issued by ReBASE Corporation acknowledging termination of negotiations for a merger with the Company. No investor relations expenditures were incurred during the Second Quarter.

Mineral Exploration Activity
The Company directed its attention to examination of potential acquisitions in the area of industrial minerals and precious and base metals projects. No action was undertaken with respect to completion of any new mineral property acquisitions.

Financings, Principal Purposes and Milestones
The Company did not issue any shares or raise funds during the quarter June 30, 2001.

Liquidity and Solvency
At June 30, 2001,the Company had cash of $124,060 and working capital deficit of $16,911. With final receipt of proceed from the sale of the Guadalupe Project during the month of April, the Company satisfied its creditors in full. A further estimated $225,000 is receivable by way of tax-related refunds due to the Company's Mexican subsidiaries.

The Company's ability to continue its operations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. In order to continue developing its mineral exploration program, management is actively pursuing additional sources of financing; however, in the event this does not occur, there is doubt about the ability of the Company to continue as a going concern.

FOR THE PERIOD JULY 1 TO SEPTEMBER 30, 2001 (Third Quarter)

Operations and Financial Condition
On September 11, 2001, the Company announced that its shares were being delisted from The Toronto Stock Exchange, and that the Company's shares would continue to be traded through the facilities of the Canadian Venture Exchange.

During the Third Quarter, the Company was charged, by companies controlled by directors and officers of the Company, $11,981 for cost of operations and administration, $15,073 for professional services and $2,647 for exploration services and project management fees provided. During the quarter, the Company expended approximately $49,407 for general administrative expenses and approximately $35,717 for exploration and mineral property expenses, primarily directed to the search for new project acquisition.

At September 30, 2001, the Company had no investor relations arrangements or contracts, was not in breach of corporate, securities or other laws, or in breach of its listings agreement with CDNX. To the best of management's knowledge and belief, all contingent liabilities have been disclosed in the Unaudited Interim Financial Statements of September 30, 2001. There were no management changes during the quarter.

Investor Relations
Investor relations activity during the Third Quarter consisted of management response to shareholder and brokerage community inquiries. On September 11, 2001, the Company issued a news release announcing that its shares were being delisted from The Toronto Stock Exchange, and that the Company's shares would continue to be traded through the facilities of the Canadian Venture Exchange. No investor relations expenditures were incurred during the Third Quarter.

Mineral Exploration Activity
The Company directed its attention to examination of potential acquisitions in the area of industrial minerals and precious and base metals projects. No action was undertaken with respect to completion of any new mineral property acquisitions.

Subsequent Events
On October 2, 2001, the Company announced that trading in its shares was being halted pending consolidation of the Company's capital on the basis of 10 old shares for 1 new share, a change of company name, formalization of broker sponsorship and funding arrangements. The Company has elected not to change its name until its next Annual General Meeting. The consolidation of capital was approved by shareholders at the Company's Annual General Meeting held on June 7, 2001.

On October 12, 3001, the Company announced that it had received notice from Meridian that Meridian had terminated its Exploration and Option Purchase Agreements with the Company's Mexican subsidiaries. Meridian had the right and option to purchase the Guadalupe Project by making staged payment to underlying property vendors prior to December 31, 2004. The Company wishes to sell its Guadalupe Project and Mexican Subsidiaries, and will consider offers from prospective participants.

Financings, Principal Purposes and Milestones
The Company did not issue any shares or raise funds during the quarter ended September 30, 2001.

Liquidity and Solvency
At September 30, 2001, the Company had cash of $17,610 and working capital of $92,897, which amount includes an estimated $200,000 receivable by way of tax-related refunds due to the Company's Mexican subsidiaries. While the Company has been successful in receiving reimbursement in the past, there can be no assurance that it will be successful in the future.

The Company's ability to continue its operations is dependent on its ability to secure additional financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. In order to continue developing its mineral exploration program, management is actively pursuing additional sources of financing; however, in the event this does not occur, there is doubt about the ability of the Company to continue as a going concern.

NORTHERN CROWN MINES LTD.

2001	Notice of Annual General Meeting of Members
ANNUAL	Directors' Report to Shareholders
GENERAL	Management's Discussion and Analysis of Financial Condition and Results of Operations
MEETING	Information Circular
	Financial Statements as at December 31, 2000

Place:	Boardroom #1407 - 675 West Hastings Street Vancouver, British Columbia
Time:	10:00 a.m.
Date:	Thursday, June 7, 2001

NORTHERN CROWN MINES LTD.

CORPORATE DATA

Head Office
#1407 – 675 West Hastings Street
Vancouver, British Columbia
V6B 1N2

Directors and Officers
John S. Brock, Chief Executive Officer, President & Director
Wayne J. Roberts, Vice President, Exploration and Director
Lawrence Page, Q.C., Director
R. E. Gordon Davis, Director
Robert E. Swenarchuk, Director
Jeannine P.M. Webb, Chief Financial Officer and Secretary

Registrar & Transfer Agent
Computershare Trust Company of Canada
4th Floor - 510 Burrard Street
Vancouver, British Columbia
V6C 3B9

Solicitors
Jeffrey T.K. Fraser Law Corporation
A member of Page Fraser & Associates
1700 - 1185 West Georgia Street
Vancouver, British Columbia
V6E 4E6

Auditors
PricewaterhouseCoopers, LLP
Chartered Accountants
1111 West Hastings Street
Vancouver, British Columbia
V6E 3R2

Listing
The Toronto Stock Exchange
Symbol - NCW

Trading
Canadian Venture Exchange
Symbol - NCW

NORTHERN CROWN MINES LTD.
#1407 - 675 West Hastings Street
Vancouver, B.C. V6B 1N2
Telephone: (604) 687-4951

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

TAKE NOTICE that the 2001 Annual General Meeting of the members of **NORTHERN CROWN MINES LTD.** (hereinafter called the "Company") will be held at #1407, 675 West Hastings Street, Vancouver, British Columbia, on:

Thursday, June 7, 2001

at the hour of 10:00 o'clock in the forenoon (Vancouver time) for the following purposes:

1. to receive the Report of the Directors;

2. to receive the financial statements of the Company for its fiscal year ended December 31, 2000 and the report of the Auditors thereon;

3. to appoint Auditors for the ensuing year and to authorize the directors to fix their remuneration;

4. to elect Class III directors;

5. to approve an amendment to the Company's Stock Option Plan;

6. to approve amendments to stock options granted to Insiders of the Company;

7. to authorize additional private placements in accordance with The Toronto Stock Exchange guidelines;

8. to consider and if thought fit to pass, with or without amendment, a Special Resolution altering the Company's Memorandum by consolidating all of the Company's Common shares without par value and subsequently increasing the Company's authorized capital on the basis and for the reasons set forth in the accompanying Information Circular;

9. to transact such other business as may properly come before the Meeting.

Accompanying this Notice are an Information Circular and form of Proxy.

A shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting, or any adjournment thereof, in person, please read the Notes accompanying the form of Proxy enclosed herewith and then complete and return the Proxy within the time set out in the Notes. The enclosed form of Proxy is solicited by Management but, as set out in the Notes, you may amend it if you so desire by striking out the names listed therein and inserting in the space provided the name of the person you wish to represent you at the Meeting.

DATED at Vancouver, British Columbia, this 16th day of April, 2001.

BY ORDER OF THE BOARD OF DIRECTORS

"John S. Brock"

John S. Brock
President

NORTHERN CROWN MINES LTD.
1407 - 675 West Hastings Street
Vancouver, B.C.
V6B 1N2
Telephone: (604) 687-4951

DIRECTORS' REPORT TO THE MEMBERS

April 30, 2001

One year ago, at the time of our last Annual General Meeting, we advised you of the steps that would have to be taken in order to guarantee the survival of your company, Northern Crown Mines Ltd.

We are pleased to report that all of those steps have been taken and with management now in a position to set new objectives, Northern Crown will pursue new opportunities.

Achievement of Objectives

A significant program of debt reduction continues during 2000. Two years ago, the company had an approximate working capital deficit of $1,012,000 that was reduced to $533,000 by year-end 2000. As at April of this current year 2001, all debt has been settled and cash plus accounts receivable amount to approximately $385,000.

In order to achieve a positive working capital position, the company received shareholder approval to sell its rights to the Guadalupe Gold Property in Mexico. The Guadalupe Property could no longer be maintained in the face of increasing property holding costs and a gold price that continues to show no immediate sign of strengthening. The company was pleased to find a buyer with sufficient resources, and longer-term gold price expectations, to directly pay Northern Crown and satisfy obligations to underlying property owners in an aggregate amount of US$545,000. The company will continue to retain ownership of its Mexican incorporated subsidiaries.

During the year the company commenced a search for new business acquisitions. Opportunities in the technology and industrial minerals sector were considered. However with a more recent decline in market interest in start-up technology companies, that search will continue into year 2001 with a greater emphasis on acquisitions in the resource sector.

Objectives for 2001

Extended weakness in metals prices and the mining equity markets over the last three years has contributed to a significant consolidation of the global mining industry. With a related reduction in mineral exploration budgets, junior public company activity has also been severely impacted. Northern Crown's management, with the benefit of over 30 years experience, view today as a time of opportunity for acquisition of significant resource assets at discounted prices.

With a renewed commitment to mineral resource exploration and development, Northern Crown will re-direct its attention to Canada. That attention is also encouraged by the availability of Canadian tax-driven exploration incentives such as "flow-through funding" and related federal and provincial tax credits.

Although Northern Crown recently reported not being able to complete the acquisition of an industrial minerals company, other opportunities in the area of industrial minerals bringing promise of early cash flow should be considered. Platinum group metals also constitute a priority for Northern Crown during the year ahead.

Our shareholders have asked about the possibility of consolidation of the company's share capital. Our response remains that consolidation will only be carried out in order to effect acquisition of new assets and completion of related financing.

Our shareholders and employees are in the extended process of surviving the worst mineral exploration market ever experienced by the current working generation. Our ability to continue rests with their continued support. For this support we once again extend our thanks and appreciation.

On behalf of the Board of Directors,

"John S. Brock"
John S. Brock, President

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of the financial condition, changes in financial condition and results of operations of the Company for the years ended December 31, 2000, 1999 and 1998 should be read in conjunction with the Consolidated Financial Statements of the Company for the years ended December 31, 2000, 1999 and 1998. Except as otherwise indicated, all dollar amounts contained in this discussion and analysis and the Consolidated Financial Statements are in Canadian dollars. The financial information presented in the Consolidated Financial Statements was prepared in accordance with generally accepted accounting principles (GAAP) in Canada. Note 10 of these Consolidated Financial Statements of the Company sets forth the material differences between Canadian and U.S. GAAP.

Liquidity and Capital Resources

At December 31, 2000, the Company had a working capital deficit of $533,198. At this time, the Company had insufficient working capital to meet its anticipated administrative and overhead expenses for the twelve months ending December 31, 2001 of approximately $200,000.

During the year ended December 31, 2000, the Company entered into exploration and option to purchase agreements, as described in "Results of Operations". Subsequent to December 31, 2000 and in connection with these agreements, the Company received total funds of U. S. $390,000. Subsequent to December 31, 2000, the Company also received, from the Government of Mexico, reimbursement of value-added tax ("IVA") of $40,038. The Company has used a portion of these funds to satisfy all of its year-end liabilities, and intends to use the remainder of the proceeds for general working capital purposes. At April 11, 2001, the Company had no debt and cash of approximately $165,000.

To date, the Company's mineral exploration activities have been funded through sales of common shares. The Company's ability to continue operations is dependent on management's ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able obtain the required financing on acceptable terms, or at all.

Results of Operations

Fiscal 2000

During the year ended December 31, 2000, the Company entered into exploration and option to purchase agreements (the "Agreements") with Meridian Gold Company ("Meridian") of Reno, Nevada, whereby the Company assigned its rights to the

Guadalupe property in consideration for Meridian paying the Company U.S. $370,000, reimbursing the Company for expenses of U.S. $20,000, and making staged payments to underlying property vendors totaling U.S. $560,000 (of which U.S. $155,000 was paid prior to December 31, 2000). Upon completion of the payments, Meridian will have exercised its purchase option from the Company and the rights to the Guadalupe property will be effectively assigned. As a result of the Agreements, the Company wrote-down the carrying value of the Guadalupe property, as at December 31, 2000, to its estimated net realizable value of $856,723. The estimated net realizable value is comprised of cash payments of $593,750 (received prior to April 7, 2001) and estimated IVA refunds of $262,973 (of which $40,038 was received February 28, 2001).

During 2000, the Company issued 5,481,762 shares for an aggregate value of $380,260, pursuant to the conversion of the principal and interest under a promissory note issued to a related party. The Company also issued 2,625,000 shares and 24,300 shares on the exercise of warrants, at $0.10 per share and $0.05 respectively, for total consideration of $263,715.

As a result of the Company's continued expenditure reduction program, fiscal 2000 corporate costs were approximately $282,000 a reduction of approximately $70,000 from fiscal 1999. Until such time as the Company entered into the Agreements with Meridian, Guadalupe Project expenditures in Mexico continued on a maintenance of property title basis. Exploration and mineral property expenditures were approximately $142,000 as compared to approximately $631,000 for fiscal 1999.

During the year, management gave consideration to a change of nature of business for the Company. On August 17, 2000, the Company entered into a Letter of Agreement with ReBase Corporation ("ReBASE") of Barrie, Ontario, to acquire all if the issued share capital of ReBASE. The transaction was subject to satisfaction of certain conditions, including acceptance of an independent valuation, shareholder and regulatory approvals, negotiation of acceptable terms, and completion of a due diligence process. As a result of delays in completing the due diligence process, the Company advised ReBASE in April 2001 that it was terminating this agreement.

On August 10, 2000, the Toronto Stock Exchange ("TSE") advised the Company that it no longer met the TSE continued listing requirements. The TSE further advised that, although the Company would continue to be listed on the TSE for the ensuing year, effective September 11, 2000, the Company was suspended from trading on the TSE. On December 8, 2000, the Company's shares resumed trading through the facilities of the Canadian Venture Exchange ("CDNX").

<u>Fiscal 1999</u>

During the year ended December 31, 1999, the Company entered into a number of transactions to provide working capital and reduce debt. In connection with a portion of an indebtedness with a related party, the Company issued a convertible promissory note in the principal amount of $360,000. The promissory note was convertible to 5,142,857 common shares. Subject to regulatory approval (subsequently received), the Company also proposed to issue 338,905 common shares on the conversion of interest owing under the promissory note. The Company re-structured its holdings in the Guadalupe Project by selling its shareholdings in one of its Mexican subsidiaries, Minera Sierra Pacifico, S.A. de C.V. ("Sierra Pacifico") , to an arm's length purchaser, for cash consideration of approximately $568,000 plus eligibility for recovery of an additional $216,000 (approximately) of Value-Added-Tax from the fiscal authorities of the Government of Mexico. The purchaser was also required to transfer the Guadalupe Project concessions back to the Company, for no further consideration, at an agreed value of approximately $1,600,000. In connection with this transaction, the Company wrote-down its total investment in the Guadalupe Project to $3,180,383, the estimated recoverable value of the in-ground resource ounces of the project. The Company continued to maintain its rights to interests in the Guadalupe Project through its Mexican subsidiaries, Minera Tatemas, S.A. de C.V. and Minera Reina Isabel, S.A. de C.V.

During 1999, in connection with private placements, the Company issued 4,500,000 units at a price of $0.06 per unit to a non-related party, and 750,000 at a price of $0.07 per unit to a related party, for total consideration of $322,500. Each unit was comprised of one common share of the Company and one share purchase warrant. Each two share purchase warrants entitled the holder to acquire one additional share of the Company at $0.10 per share until April 27, 2000. All warrants were exercised during March, 2000.

As a result of the Company's expenditure reduction program, fiscal 1999 corporate costs were approximately $352,000, a reduction of approximately $49,000 from fiscal 1998. Project expenditures in Mexico continued on a maintenance of property title basis basis. Exploration and mineral property expenditures, including shares issued for property payments, were approximately $631,000 as compared to approximately $356,000 for fiscal 1998.

In regard to the Guadalupe Project, the Company received regulatory approval to purchase a 100 percent interest in the Los Reyes Oeste Frac. and a 100 percent interest in the southern portion ("South Block") of the Los Reyes Norte concession, in consideration of the issuance of a total of 3,250,000 shares of the Company's capital to Corporacion Industrial San Luis, S.A. de C. V. ("Luismin").

Under the Guadalupe Project Gaitan option, the Company paid to Enrique Gaitan Enriquez and Minera Campanillas S. A. de C. V. (collectively "Gaitan") U.S.$76,144, and, pursuant to regulatory approval, issued 200,000 common shares to Gaitan at a total deemed value of $16,000. The Company also re-negotiated payment terms to allow for staged payments totaling U.S. $531,521 prior to December 31, 2002.

With respect to the Guadalupe Project Mariposa option, the Company paid to Minera Mariposa/Pan Atlantic Group ("Pan Atlantic Group") a total of U.S. $20,000. In accordance with the agreement reached in 1998, and pursuant to regulatory approval, the Company issued to the Pan Atlantic Group a total of 200,000 common shares, at a total deemed value of $16,000, and warrants to acquire a total of 100,000 shares in the Company at prices varying from $0.04 to $0.09 per share, on or prior to December 20, 2004. The Company re-negotiated payment terms to allow for staged payments totaling U.S. $725,000 prior to June 30, 2004.

At December 31, 1999, the Company had a working capital deficit of $852,003.

Fiscal 1998

During 1998, the Company issued, in connection with the issue of special warrants in 1996, 66,000 shares on the exercise of 132,000 warrants and issued 125,000 shares on the exercise of 125,000 agent's warrants, for total consideration of $57,300. The remainder of the underlying warrants lapsed unexercised. The Company announced the adoption of a Shareholder Rights Plan (the "Rights Plan") for a term of five years. The Rights Plan is designed to ensure that all shareholders receive equal treatment, to provide the shareholders with more time to consider any unsolicited take-over bid, and to maximize shareholder value in the event of a take-over bid or other acquisition which could lead to a change in control of the Company. The Rights Plan is not intended to prevent a take-over or deter fair offers for the Company.

As a result of the Company's continued expenditure reduction program, corporate costs were approximately $401,000, a reduction of approximately $398,000 from fiscal 1997. Project expenditures in Mexico were reduced to maintenance of property title basis, and property acquisition costs were re-negotiated, resulting in exploration and mineral property expenditures of approximately $356,000 as compared to approximately $5,655,000 for fiscal 1997. In regards to the Guadalupe Project, the Company reached agreement with Luismin for the purchase of interests in certain mineral concessions forming part of the Guadalupe Project. Under the terms of the agreement, the Company could purchase a 100 percent interest in an approximately 477 hectare concession, the Los Reyes Oeste Frac., in consideration of the issuance of 1,575,000 shares of the Company's capital to Luismin. In addition, the Company was not obliged to pay the remaining staged option payments to Luismin totaling U.S. $550,000. Luismin also agreed to the Company's purchase of a 100 percent interest in approximately 531 hectares comprising the southern portion ("South Block") of the 3,639 hectare Los Reyes Norte concession. The consideration called for the issuance of 1,675,000 shares of the Company's capital to Luismin, and the extinguishment of the Company's previously scheduled expenditures over the next four years in the amount of U.S. $1.0 million to earn a 50 percent interest in the overall Los Reyes Norte concessions. The Company would have a six year option to earn a 50 percent interest in the 3,108 hectare "North Block" by completing exploration expenditures of U.S. $500,000 with minimum annual expenditures sufficient to maintain assessment work requirements. The agreements were subject to regulatory approval.

With respect to the Mariposa option, remaining payments due to the Minera Mariposa/Pan Atlantic Group ("Pan Atlantic Group") were also re-negotiated, resulting in payments due in 1999 totaling U.S. $95,000, and U.S. $120,000 per year from 2000 to

2004. Subject to regulatory approval, the Company was also required to issue to the Pan Atlantic Group a total of 200,000 common shares, and warrants to acquire a total of 100,000 shares in the Company at prices varying from $0.04 to $0.09 per share, on or prior to December 20, 2004.

At December 31, 1998, the Company had a working capital deficit of $1,013,522.

Fiscal Year Ended December 31, 2000 vs. Fiscal 1999 and 1998

For the fiscal year ended December 31, 2000, the Company had total assets of $912,732 as compared with $3,417,024 and $12,593,094 for the fiscal years ended December 31, 1999 and December 31, 1998 respectively. Resource assets at December 31, 2000 were $856,723 as compared with $3,180,383 and $12,549,100 at December 31, 1999 and December 31, 1998 respectively. The reduction in resource assets at December 31, 2000 results from the write-down of the Guadalupe property to its estimated net realizable value in connection with the Meridian Agreements. The reduction in resource assets at December 31, 1999 results from the sale by the Company of its shareholdings in Sierra Pacifico and the write-down of its remaining resource assets to their estimated recoverable value.

Cash at December 31, 2000 was of $46,546 as compared with $27,701 and $8,485 at December 31, 1999 and December 31, 1998 respectively. At December 31, 2000, the Company had current liabilities of $586,075 as compared with $1,041,768 and $1,022,007 at December 31, 1999 and 1998 respectively. The decrease in liabilities from 1999 to 2000 is due to the funds received in connection with the sale by the Company of its shareholdings of Sierra Pacifico, and the Company's ability to satisfy a portion of its creditors. The increase in liabilities from 1998 to 1999 is due to the funding of expenditures and advances made to the Company by a related party owned by Directors of the Company. The advances are subject to interest at 8% per annum. At December 31, 2000, the Company owed the related party $170,516 ($535,057 and $429,394 at December 31, 1999 and 1998 respectively) for funds advanced and interest thereon.

Exploration and mineral property expenditures in fiscal 2000 were of $142,307, as compared with $630,595 for fiscal 1999 and $356,145 for fiscal 1998, as a result of conserving funds, and utilizing a maintenance of property title approach, with funds expended primarily on the Guadalupe Property. Commensurate with this change in activity, administrative expenditures decreased in fiscal 2000 ($282,168) as compared with fiscal 1999 and 1998 ($351,809 and $401,443 respectively).

Shareholder communications in fiscal 2000 consisted primarily of management response to shareholder and potential investor inquiries. There were no specific shareholder communication expenditures during fiscal 2000 and fiscal 1999, as compared with $43,991 in fiscal 1998. Interest expenses decreased to $15,720 in fiscal 2000, as compared with $40,574 for fiscal 1999 and $10,695 for fiscal 1998, due to the repayment during 2000 of advances made to the Company by John S. Brock Limited.

During fiscal 1999, the Company wrote off exploration expenditures of $1,103,379 and property acquisition expenditures of $1,286,366, as compared with $7,641,051 and $1,345,634 respectively for fiscal 1999 and $1,371 and $nil respectively for fiscal 1998. These costs relate to expenditures previously capitalized as Resource Assets.

Outlook

As at April 30, 2001, with receipt of all payments from Meridian, the Company has completed the initial stages of its sale of the Guadalupe property in Mexico. Receipt of proceeds from the sale of the property has allowed the Company to satisfy all its creditors in full. It is anticipated that an estimated $223,000 will be receivable by way of Mexican IVA refunds. The Company is dedicating itself to the pursuit of acquisition opportunities in the mineral resource sector.

NORTHERN CROWN MINES LTD.
#1407 - 675 West Hastings Street
Vancouver, B.C. V6B 1N2
Telephone: (604) 687-4951

INFORMATION CIRCULAR
AS AT AND DATED APRIL 16, 2001
(unless otherwise noted)

This Information Circular accompanies the Notice of the 2001 Annual General Meeting of members of **NORTHERN CROWN MINES LTD.** (hereinafter called the "Company"), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the member or his attorney authorized in writing, or if the member is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

PERSONS OR COMPANIES MAKING THE SOLICITATION

THE ENCLOSED PROXY IS BEING SOLICITED BY
MANAGEMENT OF THE COMPANY

Solicitations will be made by mail and possibly supplemented by telephone or other personal contact to be made without special compensation by regular officers and employees of the Company. The Company may reimburse members' nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals authorization to execute forms of proxy. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue 250,000,000 Common shares without par value. There is one class of shares only. There are issued and outstanding 35,294,203 shares as at April 16, 2001. At a General Meeting of the Company, on a show of hands, every member present in person and entitled to vote and every proxyholder duly appointed by a holder of a share who would have been entitled to vote shall have one vote and on a poll, every member present in person or represented by proxy shall have one vote for each share of which such member is the registered holder.

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company other than:

Name and Address	Number of Shares	Percentage
John S. Brock Limited Suite 1407 675 West Hastings Street Vancouver, BC V6B 1N2	5,495,062[(1)]	15.6%

(1) John S. Brock Limited is a British Columbia company owned by John S. Brock as to 70% and Wayne J. Roberts as to 30%, which individuals own an additional 721,100 and 228,600 shares, respectively, of the Company.

The directors have determined that all members of record as of the 1st day of May, 2001 will be entitled to receive notice of and to vote at the Meeting. Those members so desiring may be represented by proxy at the Meeting. The instrument of proxy, and the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, must be deposited either at the office of the Registrar and Transfer Agent of the Company, Computershare Trust Company of Canada, 4th Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9, or at the Head Office of the Company at #1407, 675 West Hastings Street, Vancouver, British Columbia, V6B 1N2 not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.

THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN. **WHERE NO CHOICE IS OR WHERE BOTH CHOICES ARE SPECIFIED IN RESPECT OF ANY MATTER TO BE ACTED UPON, THE SHARES REPRESENTED BY THE PROXY HEREBY SOLICITED SHALL BE VOTED FOR THE ADOPTION OF ALL SUCH MATTERS.**

ELECTION OF DIRECTORS

Pursuant to the Articles of the Company, the number of directors of the Company is fixed at five (5), until changed by Special Resolution and each director of the Company is elected into a Class (I, II or III) for a term not to exceed three years unless that person ceases to be a director before then. The initial term of the Class III directors expires at the Meeting and the current Class III directors, John S. Brock and Wayne J. Roberts, have been nominated by Management for election as directors of the Company, for a three-year term expiring at the Company's 2004 Annual General Meeting, unless they cease to be directors before then. The current term of the Class I directors (currently Lawrence Page, Q.C. and Robert E. Swenarchuk) expires at the 2002 Annual General Meeting and the current term of the Class II director (currently R.E. Gordon Davis) expires at the 2003 Annual General Meeting. IN THE ABSENCE OF INSTRUCTIONS TO THE CONTRARY THE SHARES REPRESENTED BY PROXY WILL BE VOTED FOR THE NOMINEES FOR CLASS III DIRECTORS HEREIN LISTED.

MANAGEMENT DOES NOT CONTEMPLATE THAT THE NOMINEES FOR CLASS III DIRECTORS WILL BE UNABLE TO SERVE AS DIRECTORS. IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSON NAMED IN THE PROXY AS NOMINEE TO VOTE THE SHARES REPRESENTED BY PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS CLASS III DIRECTORS.

The Management nominees for election as Class III directors, for a three-year term expiring at the Company's Annual General Meeting held in the year 2004, and information concerning them as furnished by the individual nominees is as follows:

Name And Present Office Held	Director Since	Number Of Shares Beneficially Owned, Directly Or Indirectly, Or Over Which Control Or Direction Is Exercised At April 16, 2001	Principal Occupation And If Not At Present An Elected Director, Occupation During The Past Five (5) Years
John S. Brock Director, President and Chief Executive Officer	March 8, 1990	6,216,162[1]	Exploration Geologist/Geophysicist; Director and President, John S. Brock Limited, Western Prospector Group Ltd., Pacific Ridge Exploration Ltd., International Annax Ventures Inc. and the Company
Wayne J. Roberts Director and Vice-President, Exploration	March 8, 1990	228,600	Geologist, Vice-President of Exploration and Director of John S. Brock Limited; Officer of Pacific Ridge Exploration Ltd., Director of Western Prospector Group Ltd., Director and Officer of the Company

(1) The 6,216,162 shares include 5,495,062 shares held by John S. Brock Limited, a British Columbia company owned by John S. Brock as to 70% and Wayne J. Roberts as to 30%.

The nominees are residents of Canada.

Advance Notice of the Meeting was published pursuant to Section 111 of the *Company Act* at Vancouver, British Columbia on April 10, 2001.

The Company has an audit committee, the members of which are Lawrence Page, Q.C., Robert E. Swenarchuk and R.E. Gordon Davis. There is no executive committee

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Company's approach to corporate governance matters is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value.

Under the rules of The Toronto Stock Exchange, the Company is required to disclose information relating to its system of corporate governance with reference to guidelines set out in the TSE Company Manual (the "Guidelines"). The Company's disclosure addressing each of the Guidelines is set out in Exhibit "A" to this Information Circular.

EXECUTIVE COMPENSATION

(Form 41, B.C. *Securities Act* and Rules)

"CEO" means the individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year.

"Named Executive Officer" means:

(i) the CEO regardless of the amount of compensation of that individual,

(ii) each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus amounted to $100,000 or more, and

(iii) any individuals who would have been included in (ii) but for the fact that they were not serving as an executive officer of the Company at the end of the most recently completed financial year.

The following table sets forth all annual and long term compensation for services to the Company for the three most recently completed financial years as at December 31, 2000 in respect of the Named Executive Officers. At the end of the Company's most recently completed financial year, the Company had one Named Executive Officer, John S. Brock, the Company's President (CEO). There were no other executive officers of the Company, or other individuals, whose total compensation exceeded $100,000 during the financial year ended December 31, 2000.

Summary Compensation Table

Named Executive Officers

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year[(1)]	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities under Options/ SARs[(2)] Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP[(3)] Payouts ($)	All Other Compen-sation[(4)]
John S. Brock President (CEO)	2000	N/A	N/A	N/A	200,000	N/A	N/A	$29,613
	1999	N/A	N/A	N/A	N/A	N/A	N/A	$38,813
	1998	N/A	N/A	N/A	N/A	N/A	N/A	$53,112

Notes:

(1) Ended December 31

(2) Stock-appreciation rights

(3) Long-term incentive plan

(4) These amounts represent payments to John S. Brock made by John S. Brock Limited for services provided by John S. Brock to the Company under a Management Agreement and an Exploration Services Agreement between the Company and John S. Brock Limited. In addition, John S. Brock Limited, which is owned 70% by John S. Brock and 30% by Wayne J. Roberts, received compensation from the Company for services under the Management Agreement and the Exploration Services Agreement. See "Termination of Employment, Changes in Responsibility and Employment Contracts" below for particulars of these contracts.

Long Term Incentive Plan (LTIP) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities), was paid or distributed to the Named Executive Officer during the most recently completed financial year, other than the options set out below.

OPTION/STOCK APPRECIATION RIGHTS ("SAR") GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

During the Company's most recently completed financial year, stock options to purchase 200,000 shares of the Company at an exercise price of $0.10 per share on or before October 2, 2002 were granted to the Named Executive Officer, although the Named Executive Officer has waived his right to exercise these stock options until at least August 15, 2001.

Stock Appreciation Rights ("SARs") means a right, granted by an issuer or any of its subsidiaries, as compensation for services rendered or in connection with an office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares. No SARs were granted to or exercised by the Named Executive Officer during the most recently completed financial year.

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

The following table sets forth the details of all exercises of options/SARs during the financial year ended December 31, 2000 by the Named Executive Officer, and financial year-end value of unexercised options/SARs previously granted to the Named Executive Officer, on an aggregated basis:

Name Of Executive Officer	Securities Acquired On Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs At Financial Year End (#) Exercisable/ Unexercisable	Value Of Unexercised In-The-Money Options/SARs At Financial Year End ($) Exercisable/ Unexercisable
John S. Brock	Nil	N/A	420,000[(1)]/Nil	Nil/N/A

(1) Comprised of stock options to acquire 120,000 common shares of the Company at $0.30 per share, exercisable until November 15, 2001, 100,000 common shares of the Company at $0.30 per share, exercisable until October 2, 2002 and 200,000 common shares of the Company at $0.10 per share, exercisable until October 2, 2002. Mr. Brock has waived his right to exercise all of these stock options until at least August 15, 2001.

Termination of Employment, Changes in Responsibility and Employment Contracts

The services of John S. Brock, the Named Executive Officer of the Company, are provided to the Company pursuant to a management agreement ("Management Agreement") and an Exploration Services Agreement ("Exploration Agreement") with John S. Brock Limited ("JSB Ltd."), a private company owned 70% by Mr. Brock and 30% by Mr. Wayne J. Roberts. Except for the Management Agreement and the Exploration Agreement, the Company has no employment contract with the Named Executive Officer.

Under the Management Agreement, the Company is charged for the cost of corporate and administrative wages of JSB Ltd. employees incurred by JSB Ltd. on behalf of the Company at JSB Ltd.'s cost plus a 5% mark-up, as well as office facilities and operations expenses incurred by JSB Ltd. on behalf of the Company at JSB Ltd.'s cost plus a 10% mark-up (1999: nil%, 1998: nil%). For the following periods, the Company was charged as follows:

Year ended December 31, 2000	Cost	Mark-up
Corporate and administrative wages *	$52,017	$2,601
Office facilities and operations	$22,696	$2,911
Total in respect of the Management Agreement	$74,713	$5,512

* Includes $29,613 for services provided by John S. Brock as President (CEO) of the Company.

Year ended December 31, 1999	Cost	Mark-up
Corporate and administrative wages *	$68,173	$3,409
Office facilities and operations	$40,905	None
Total in respect of the Management Agreement	$109,078	$3,409

* Includes $38,813 for services provided by John S. Brock as President (CEO) of the Company.

Year ended December 31, 1998	Cost	Mark-up
Corporate and administrative wages *	$91,706	$4,586
Office facilities and operations	$62,989	None
Total in respect of the Management Agreement	$154,695	$4,586

* Includes $53,112 for services provided by John S. Brock as President (CEO) of the Company.

Under the Exploration Agreement, the Company is charged for the cost of exploration and field wages of JSB Ltd. employees incurred by JSB Ltd. on behalf of the Company at JSB Ltd.'s cost plus a 5% mark-up, and exploration project management fees charged by JSB Ltd. calculated at 6% of all exploration costs incurred by the Company. For the following periods, the Company was charged as follows:

Year ended December 31, 2000	Cost	Mark-up
Exploration and field wages *	$33,689	$1,684
Exploration Project Management Fees	$None	$2,765
Total in respect of the Exploration Agreement	$33,689	$4,449

* Includes $32,250 for services provided by Wayne J. Roberts as Vice-President of the Company.

Year ended December 31, 1999	Cost	Mark-up
Exploration and field wages *	$34,275	$1,174
Exploration Project Management Fees	None	$2,659
Total in respect of the Exploration Agreement	$34,275	$4,373

* Includes $34,255 for services provided by Wayne J. Roberts as Vice-President of the Company.

Year ended December 31, 1998	Cost	Mark-up
Exploration and field wages *	$70,841	$3,544
Exploration Project Management Fees	None	$14,942
Total in respect of the Exploration Agreement	$70,841	$18,486

* Includes $42,292 for services provided by Wayne J. Roberts as Vice-President of the Company.

The Company has no compensatory plan or arrangement with respect to the Named Executive Officer to compensate such Named Executive Officer in the event of the resignation, retirement or any other termination of the Named Executive Officer's employment with the Company and its subsidiaries or in the event of a change of control of the Company or any of its subsidiaries or in the event of a change in the Named Executive Officer's responsibilities following a change in control, where in respect of the Named Executive Officer the value of such compensation exceeds $100,000.

Pension Arrangements

The Company and its subsidiaries do not have any pension arrangements in place for the Named Executive Officer.

Compensation of Directors

During the financial year ended December 31, 2000, none of the directors of the Company were compensated by the Company or its subsidiaries in their capacity as directors. The Company has no arrangements, standard or otherwise, pursuant to which its current directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently, up to and including the date of this Information Circular, except for stock options granted to directors and directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors and certain directors may be compensated for services as consultants or experts.

Directors are eligible to receive stock options to purchase common shares of the Company granted from time to time under the Company's Stock Option Plan (the "Plan") more particularly described below under the heading "Particulars of Matters to be Acted Upon – Amendment to the Company's Stock Option Plan".

During the Company's most recently completed financial year, an aggregate 475,000 options to purchase common shares were granted to non-Named Executive Officer directors and other Insiders of the Company as follows:

Name of Optionee	No. of Shares	Exercise Price Per Share	Date of Grant	Expiry Date
Non-Named Executive Officer Directors				
Lawrence Page, Q.C.	50,000	$0.10	March 7, 2000	October 2, 2002
R.E. Gordon Davis	50,000	$0.10	March 7, 2000	October 2, 2002
Wayne Roberts[(1)]	200,000	$0.10	March 7, 2000	October 2, 2002
Other Insiders of the Company				
Jeannine Webb	125,000	$0.10	March 7, 2000	October 2, 2002
Ramon Farias	50,000	$0.10	March 7, 2000	October 2, 2002

(1) Mr. Roberts has waived his right to exercise these options until at least August 15, 2001.

The Company has no compensation plans or arrangements in place other than the Plan and none are currently contemplated. The Company has no pension plan or other arrangements for non-cash compensation to the directors. The Company has, in the past, however, granted stock options to the non-Named Executive Officer directors of the Company, which stock options, exclusive of those granted during the Company's most recently completed financial year, are outstanding as set forth below:

Name	Date of Option	Expiry Date	Number of Shares	Exercise Price Per Share
Lawrence Page, Q.C.	Nov. 15/96	Nov. 15/01	25,000	$0.30
Lawrence Page, Q.C.	Oct. 2/97	Oct. 2/02	50,000	$0.30
R.E. Gordon Davis	Nov. 15/96	Nov. 15/01	25,000	$0.30
R.E. Gordon Davis	Oct. 2/97	Oct. 2/02	50,000	$0.30
Wayne J. Roberts[(1)]	Nov. 15/96	Nov. 15/01	120,000	$0.30
Wayne J. Roberts[(1)]	Oct. 2/97	Oct. 2/02	100,000	$0.30
Robert Swenarchuk	Feb. 21/97	Feb. 21/02	50,000	$0.30
Robert Swenarchuk	Oct. 2/97	Oct. 2/02	100,000	$0.30
Robert Swenarchuk	Nov. 15/96	Nov. 15/01	120,000	$0.30

(1) Mr. Roberts has waived his right to exercise these options until at least August 15, 2001.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

There is no indebtedness of any person who was a director of the Company at any time during the last completed financial year or who is an executive officer, senior officer or proposed nominee for election as a director or any associate or affiliate of any of them, to, or guaranteed or supported by the Company or any of its subsidiaries (either pursuant to an employee stock purchase program of the Company or otherwise), during the most recently completed financial year, other than routine indebtedness.

APPOINTMENT OF AUDITORS

Management proposes the appointment of PricewaterhouseCoopers, LLP, Chartered Accountants, as Auditors of the Company for the ensuing year and that the directors be authorized to fix their remuneration. PricewaterhouseCoopers, LLP or its predecessor, Price Waterhouse, have been the Company's Auditors since October 26, 1990.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

No insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries other than as disclosed under the headings "Executive Compensation" and "Particulars of Matters to be Acted Upon".

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or senior officers of the Company, no management nominee for election as a director of the Company, none of the persons who have been directors or senior officers of the Company since the commencement of the Company's last completed financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than as disclosed under the headings "Executive Compensation" and "Particulars of Matters to be Acted Upon".

PARTICULARS OF MATTERS TO BE ACTED UPON

Amendment to the Company's Stock Option Plan

The Company has a Stock Option Plan outstanding (the "Plan"). The purpose of the Plan is to provide directors, officers and key employees of, and certain other persons who provide services to, the Company and its subsidiaries with an opportunity to purchase Common shares of the Company and benefit from any appreciation in the value thereof. This provides an increased incentive for these individuals to contribute to the future success and prosperity of the Company, thus enhancing the value of the Common shares for the benefit of all the shareholders and increasing the ability of the Company and its subsidiaries to attract and retain skilled and motivated individuals in the service of the Company.

The Plan currently provides that 2,865,000 Common shares are reserved for issuance pursuant to the exercise of options granted under the Plan. The Plan provides that no one optionee can receive stock options entitling the purchase of more than 5% of the outstanding Common shares in the capital of the Company, calculated on a non-diluted basis, and in no event shall shares exceeding 5% of the outstanding issue be issued to any one insider of the Company, and such insider's associates (as defined in the *Securities Act* (British Columbia)) within any one-year period pursuant to stock options granted under the Plan or any other share compensation arrangement of the Company. The Plan further provides that any Common shares subject to a stock option which for any reason is cancelled or terminated without having been exercised shall again be available for grant under the Plan. The Company does not provide financial assistance to participants under the Plan to facilitate the purchase of Common shares.

The Plan has been approved by shareholders and The Toronto Stock Exchange (the "TSE"). Of the 2,865,000 Common shares reserved for issuance under the Plan, options to purchase up to 1,110,000 shares have been granted. Furthermore, options to purchase up to 610,000 Common shares of the Company have been granted outside the Plan and are outstanding. Management of the Company is proposing that the Plan be amended by increasing, from 2,865,000 to 7,000,000 (being approximately 19.8% of the issued capital of the Company without reference to the outstanding options granted outside the Plan), the maximum number of Common shares reserved for issuance under the Plan and, at the Meeting, members will be asked to approve such proposed amendment.

If the specific grants of stock options to insiders of the Company set out above, together with any other proposed stock options or stock option plans (including the current Plan or as amended), among other things, involving the issuance or potential issuance of shares of the Company to one or more employees, insiders of the Company or any of its subsidiaries or any other person or company engaged to provide ongoing management or consulting services for the Company or any entity controlled by the Company, could result, at any time in

a) the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding issue;

b) the issuance to insiders, within a one-year period, of a number of shares exceeding 10% of the outstanding issue; or

c) the issuance to any one insider and such insider's associates, within a one-year period, of a number of shares exceeding 5% of the outstanding issue;

the policies of the TSE and of the Canadian Venture Exchange ("CDNX") also require the approval of such grants or amendments to stock options or the Plan by way of "disinterested shareholder" vote, being a majority of votes cast at the Meeting other than votes attaching to securities beneficially owned by insiders of the Company to whom shares may be issued pursuant to such grants or the Plan, and associates of such persons.

To the knowledge of the Company, as at April 16, 2001, 6,611,462 shares of the Company are beneficially owned by insiders of the Company to whom shares may be issued pursuant to grants of stock options directly or under the Plan and their associates. Accordingly, at the Meeting, such shares so beneficially owned will not be counted for purposes of the approval of the proposed amendment to the Plan.

The term "insiders" is defined in the *Securities Act* (British Columbia) and generally includes directors and senior officers of the Company and its subsidiaries, the five highest paid employees and holders of greater than 10% of the voting securities of the Company.

In the event disinterested shareholder approval is not forthcoming, the Company will not proceed with the proposed amendment to the Plan.

Amendments to Outstanding Stock Options Granted to Insiders

As noted above in footnote number (1) to the Table under the heading "Aggregate Option/SAR Exercises During the Most Recently Completed Financial Year and Financial Year-End Option/SAR Values" on page 5 of this Information Circular, and in the Table at the bottom of page 7 of this Information Circular, there are outstanding stock options granted to the Named Executive Officer and the non-Named Executive Officer Directors of the Company to purchase an aggregate 860,000 shares of the Company at an exercise price of $0.30 per share. By definition, the Named Executive Officer and non-Named Executive Officer Directors are insiders of the Company. There are also outstanding stock options granted to another insider of the

Company, Jeannine Webb, to purchase an aggregate 75,000 shares of the Company at an exercise price of $0.30 per share.

Management of the Company is proposing that such stock options entitling the purchase by such insiders of an aggregate 935,000 shares of the Company at an exercise price of $0.30 per share be cancelled and options to purchase up to 790,000 shares of the Company be granted to those option holders but at an exercise price more in line with the current market price of the Company's shares in accordance with the policies of the CDNX and exercisable for a period of 5 years. Under the policies of the CDNX, the exercise price of stock options cannot be less than $0.10 per share. Furthermore, under those policies, such a proposed cancellation and grant of stock options in the circumstances equates to an amendment of a stock option held by an insider that requires shareholder approval by "disinterested shareholder" vote, as that term is more particularly described above under the heading "Amendment to the Company's Stock Option Plan". Accordingly, at the Meeting, members will be asked to pass a resolution by disinterested shareholder vote authorizing and approving the cancellation of stock options entitling the purchase of an aggregate 935,000 shares of the Company at an exercise price of $0.30 per share and the grant, in accordance with the policies of the CDNX, of stock options entitling the purchase of an aggregate 790,000 shares of the Company at an exercise price of not less than $0.10 per share for 5 years to the following named insiders for the number of shares set opposite their names:

Name of Insider	Number of Options
John S. Brock	220,000
Lawrence Page, Q.C.	75,000
R.E. Gordon Davis	75,000
Wayne J. Roberts	220,000
Robert E. Swenarchuk	125,000
Jeannine Webb	75,000

In the event disinterested shareholder approval is not forthcoming, the Company will not proceed with the proposed amendments (by cancellation and re-grant) of options to insiders.

Advance Shareholder Approval for the Issuance of a Number of Shares by Private Placement that Exceeds 25% of the Company's Issued and Outstanding Share Capital

The Company from time to time investigates opportunities to raise financing on advantageous terms. In order to raise funds to expand its activities, the Company may undertake one or more financings over the next year and expects some of them to be structured as private placements.

Under the rules of The Toronto Stock Exchange (the "TSE"), on which the Company's shares remain listed, the aggregate number of shares of a listed company which are issued or made subject to issuance (i.e. issuable under a share purchase warrant or option or other convertible security) by way of one or more private placement transactions during any particular six-month period must not exceed 25% of the number of shares outstanding (on a non-diluted basis) prior to giving effect to such transactions (the "TSE 25% Rule"), unless there has been shareholder approval of such transactions.

The application of the TSE 25% Rule may restrict the availability to the Company of funds which it may wish to raise in the future by private placement of its securities.

In particular, management of the Company considers it to be in the best interests of the Company to solicit private placement funds for working capital and Company operations. The TSE has a working practice that it will accept advance approval by shareholders in anticipation of private placements that may exceed the TSE 25% Rule, provided such private placements are completed within 12 months of the date such advance shareholder approval is given.

THE COMPANY'S ISSUED AND OUTSTANDING SHARE CAPITAL AT APRIL 16, 2001 IS 35,294,203 COMMON SHARES AND THE COMPANY PROPOSES THAT THE MAXIMUM NUMBER OF SHARES WHICH EITHER WOULD BE ISSUED OR MADE SUBJECT TO ISSUANCE UNDER ONE OR MORE PRIVATE PLACEMENTS IN THE TWELVE-MONTH PERIOD COMMENCING ON JUNE 7, 2001 WOULD NOT EXCEED 35,294,203 SHARES IN THE AGGREGATE, OR 100% OF THE COMPANY'S ISSUED AND OUTSTANDING SHARES AS AT APRIL 16, 2001.

Any private placement proceeded with by the Company under the advance approval being sought at the Meeting will be subject to the following additional restrictions:

(a) it must be substantially with parties at arm's length to the Company;

(b) it cannot materially affect control of the Company;

(c) it must be completed within a twelve-month period following the date the shareholder approval is given; and

(d) it must comply with the private placement pricing rules of the TSE which currently require that the issue price per share must not be lower than the closing market price of the Company's shares on the TSE on the trading day prior to the date notice of the private placement is given to the TSE (the "Market Price"), less the applicable discount, as follows:

Market Price	**Maximum Discount**
$0.50 or less	25%
$0.51 to $2.00	20%
Above $2.00	15%

(For these purposes, a private placement of unlisted convertible securities is deemed to be a private placement of the underlying listed securities at an issue price equal to the lowest possible price at which the securities are convertible by the holders thereof.)

In any event, the TSE retains the discretion to decide whether or not a particular placement is "substantially" at arm's length or will materially affect control in which case specific shareholder approval may be required.

In anticipation that the Company may wish to enter into one or more private placements in the next 12 months that will result in it issuing and/or making issuable such number of its shares, taking into account any shares that may be issued upon exercise of any warrants, options or other rights granted in connection with the private placements, that will exceed the TSE 25% Rule, at the Meeting members will be asked to pass an ordinary resolution in the following terms:

"RESOLVED that the issuance by the Company in one or more private placements during the twelve-month period commencing June 7, 2001 of such number of securities that would result in the Company issuing or making issuable up to 35,294,203 common shares as is more particularly described in the Company's Information Circular dated April 16, 2001, is hereby authorized and approved."

In the event shareholder approval is not forthcoming, the Company will not proceed with the issuance of a number of shares by private placement that exceeds the TSE's 25% Rule.

Capital Alterations

At last year's Annual General Meeting, the members of the Company approved, by Special Resolution, a consolidation of the Company's Common shares and subsequent increase in authorized capital. Shareholder approval was sought on the basis of the Company's announced intention to change the nature of its business from mining to the technology sector, and in anticipation that a technology-related transaction would require issuance of share capital, that additional share capital might also have to be issued in order to secure attendant financing and that the terms of a transaction of the type contemplated may require a consolidation of the Company's share capital. Shareholder approval was given to the proposed capital alterations only if they were required for facilitation of such an acquisition and attendant financing.

No technology-related transaction was concluded during the year and, accordingly, the Special Resolution approving the capital alterations has not been implemented. The Company continues to consider other acquisition opportunities in both the mining and non-resource sectors and the underlying basis for seeking shareholder approval to the proposed capital alterations at last year's Annual General Meeting, namely that an acquisition transaction will likely require issuance of share capital, that additional share capital might also have to be issued in order to secure financing and that the terms of an acquisition or financing may require a consolidation of capital, continue to prevail. In anticipation thereof, and only if required for facilitation of such an acquisition or financing, at the Meeting, the members of the Company will be asked to consider, and if thought fit, to pass, with or without amendment, a Special Resolution in the following form:

Resolved, as a Special Resolution, that

(a) *the authorized share capital of the Company be altered by consolidating all of the 250,000,000 Common shares without par value into that number of Common shares without par value as may be determined by the Board of Directors of the Company but, in any event, not less than 25,000,000 Common shares without par value, up to a maximum of 10 such shares being consolidated into one (1) Common share without par value;*

(b) *the authorized capital of the Company be increased from not less than 25,000,000 Common shares without par value to 250,000,000 Common shares without par value;*

(c) *the Memorandum of the Company be altered to reflect the consolidation of share capital and increase in authorized capital so that it shall be in the form presented to the Meeting and set out in Schedule "A" to the Information Circular;*

(d) *the Board of Directors of the Company in their discretion by resolution may, without requiring further approval, ratification or confirmation by the members, determine the number of Common shares without par value into which the 250,000,000 Common shares without par value are to be consolidated, provided, however, that such number shall not be less than 25,000,000 Common shares without par value, and may decline to implement this Special Resolution.*

The proposed consolidation will not alter or change in any way any member's proportion of votes to total votes; however, the total votes capable of being cast by members at a General Meeting of the Company in the future will be reduced if the Special Resolution is passed. Any resulting fractional share will be dealt with by taking the number of shares issuable on the exchange to the nearest lower whole share. In addition, the implementation of the proposed consolidation will be subject to the Company first meeting the requirements of the stock exchanges having jurisdiction over the Company's shares with regard to share consolidations.

Under the *Company Act* of British Columbia, any company may, by Special Resolution, alter its memorandum to consolidate its share capital. "Special Resolution" means a resolution passed by a majority of not less than three-quarters (3/4) of the votes cast by those members, who, being entitled to do so, vote in person or by proxy at a General Meeting of the Company where not less than 21 days' notice specifying the intention to propose the resolution as a special resolution has been given.

If the resolution authorizing the proposed capital alterations is passed, certified copies are required to be filed with the Registrar of Companies for British Columbia and the resolution will take effect on the date of such filing. Notwithstanding that this resolution has been duly passed by the members, the directors of the Company may terminate the implementation of the matters contemplated hereby at their sole discretion.

MANAGEMENT KNOWS OF NO OTHER MATTERS TO COME BEFORE THE MEETING OTHER THAN THOSE REFERRED TO IN THE NOTICE OF MEETING. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

BOARD APPROVAL

The contents and the sending to members of this Information Circular have been approved by the Board of Directors of the Company.

BY ORDER OF THE BOARD OF DIRECTORS

"John S. Brock"

John S. Brock
President

SCHEDULE "A"

FORM 1 (Section 5)

COMPANY ACT

ALTERED MEMORANDUM

(as altered by Special Resolution passed June 7, 2001)

1. The name of the Company is **"NORTHERN CROWN MINES LTD."**;

2. The authorized capital of the Company consists of 250,000,000 Common shares without par value.

EXHIBIT "A"

NORTHERN CROWN MINES LTD.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Corporate Governance Guideline	Comments
1. Board should explicitly assume responsibility for stewardship of the Company, and specifically for:	In accordance with the *Company Act* (British Columbia), the business of the Company is managed under the direction of its Board of Directors. The Chief Executive Officer and President (the "CEO") makes recommendations to the Board of Directors with respect to matters of corporate policy after discussion, when appropriate, with members of Senior Management. The Board of Directors then makes the decisions which it deems appropriate and supervises the execution of such decisions and reviews the results obtained.
a. Adoption of a strategic planning Process	The duties of the Board of Directors include the review on an ongoing basis of the Company's annual work plan and budget and strategic plan of the Company, a discussion of such plan with the CEO and an assessment of the risks identified.
b. Identification of principal risks, and implementing risk managing systems	The Board of Directors' duties include the review of overall business risks and of the Company's practices and policies for dealing with these risks.
c. Succession planning and monitoring senior management	The Audit Committee reviews, reports and, where appropriate, provides recommendations to the Board on succession planning matters and, with the Board of Directors, monitors the performance of Senior Management.
d. Communications policy	The Board of Directors, where required, approves statutory disclosure documents prior to their distribution to shareholders. In addition, the Company has a shareholder relations process to respond to shareholder questions and concerns. All communications from shareholders are referred to the appropriate corporate officer for response, consideration or action. Management promptly advises the Board of Directors if any significant issues are raised by shareholders. In addition, the Company communicates with its shareholders, securities analysts and the media regularly on developments in its business and results, through the annual report, quarterly financial statements and reports to shareholders, press releases and material change reports, when needed.

e. Integrity of internal control and management information systems	The Audit Committee, who reports to the Board of Directors, provides assessment of the integrity of the Company's internal controls and information systems. The Audit Committee has oversight responsibility of internal controls and management information systems.
2. Majority of Directors should be unrelated (independent of management and free from conflicting interest) to the Company and the Company's significant shareholder, if any.	The Board of Directors is composed of 5 persons. Of the 5 Directors, 3 are "unrelated" under the Guidelines and the 2 others are Senior Officers of the Company. The 3 unrelated Directors also have no business interests with the Company or with its majority shareholders. The Board of Directors fairly reflects, therefore, the investment in the Company by the shareholders other than the majority shareholders.
3. Disclose for each Director whether he is related, and how that conclusion was reached.	John S. Brock: Related. The President and Chief Executive Officer of the Company. Wayne Roberts. Related. The Vice-President, Exploration of the Company. Lawrence Page. Unrelated. R.E. Gordon Davis. Unrelated. Robert E. Swenarchuk. Unrelated.
4. a. Appoint a Committee of Directors responsible for proposing to the full Board new nominees to the Board of Directors and for assessing Directors on an ongoing basis;	The Company is at such a stage that it does not consider it necessary to have a committee of directors responsible for proposing to the full Board new nominees to the Board of Directors. Accordingly, the CEO submits to the Board of Directors candidates to fill vacancies on the Board of Directors for its approval. Furthermore, while there is no formal process for assessing Directors on an ongoing basis, the Directors feel free to discuss specific situations from time to time among themselves and/or with the CEO and if need be, steps are taken to remedy the situation, which steps may include a request for resignation.
b. Composed exclusively of outside (non-management) Directors, the majority of whom are unrelated.	See response to Item 4a.
5. Implement a process for assessing the effectiveness of the Board, its Committees and individual Directors.	See response to item 4a.
6. Provide orientation and education programs for new Directors.	New Directors participate in an initial information session on the Company in the presence of the CEO. In addition, they are furnished with appropriate documentation relating to the

commercial activities of the Company and the internal organization of the Company. The meetings in which new Directors participate as well as discussions with other Directors and with management permit new Directors to familiarize themselves rapidly with the operations of the Company.

7.	**Consider reducing size of Board, with a view to improving effectiveness.**	The Board of Directors is of the view that its size and composition are well suited to the circumstances of the Company and allow for the efficient functioning of the Board as a decision-making body.
8.	**Board should review compensation of Directors in light of risks and responsibilities.**	The Board of Directors reviews periodically all compensation policies in light of market conditions and practice and in light of risks and responsibilities.
9.	**Committees of the Board should generally be composed of outside (non-management) Directors, a majority of whom are unrelated Directors.**	The Board of Directors has the responsibility, upon the recommendation of the CEO, for defining salary classes and levels and extent of participation in incentive programs. In addition, the Board determines, based on the proposal of the CEO, the persons eligible to benefit from the stock option plan and in which proportion, according to their position and assesses the performance of the CEO Audit Committee. See item 13.
10.	**Board should expressly assume responsibility for, or assign to a committee the general responsibility for, approach to corporate governance issues.**	The Board of Directors is responsible for developing and monitoring the Company's approach to governance issues and for the Company's response to the Guidelines.
11.	**a. Define limits to management's responsibilities by developing mandates for:**	
	(i) the Board	The Board of Directors is, by law, responsible for managing the business and affairs of the Company. Any responsibility which is not delegated to either management or a committee remains with the Board. In general, all matters of policy and all actions proposed to be taken which are not in the ordinary course of business require the prior approval of the Board or of a Board committee to which approval authority has been delegated.
	(ii) the CEO	The corporate objectives which the CEO is responsible for meeting, with the rest of Management placed under his supervision, are determined by the strategic plans and the budget as they are approved on an on-going basis by the

	Board of Directors.
b. Board should approve CEO's corporate objectives	See item 11(ii).
12. Establish procedures to enable the Board to function independently of management.	While there are no formal structures in place to ensure that the Board can function independently of Management, the Board of Directors of the Company is free to ask one or more members of Management to withdraw during certain discussions and the Directors of the Company would not hesitate to meet without the presence of the members of Management who are also Directors, including the CEO, if the circumstances were to so require.
13. a. Establish an Audit Committee with a specifically defined mandate.	The roles and responsibilities of the Audit Committee include the review of the annual and quarterly financial statements of the Company. The Audit Committee has direct communication channels with the external auditors to discuss and review specific issues as appropriate.
b. All members should be non-management Directors.	The Audit Committee is composed of three outside Directors, all of whom are unrelated to the Company.
14. Implement a system to enable individual Directors to engage outside advisors, at the Company's expense.	Individual Directors could, if required, retain outside advisors at the Company's expense.

Northern Crown Mines Ltd.
(an exploration stage company)

Consolidated Financial Statements
December 31, 2000, 1999 and 1998
(expressed in Canadian dollars)

March 23, 2001

Management's Responsibility for Financial Reporting

The accompanying consolidated financial statements of the company have been prepared by management in accordance with Canadian generally accepted accounting principles, and contain estimates based on management's judgement. Management maintains an appropriate system of internal controls to provide reasonable assurance that transactions are authorized, assets safeguarded, and proper records maintained.

The Audit Committee of the Board of Directors has met with the company's independent auditors to review the scope and results of the annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board for approval.

The company's independent auditors, PricewaterhouseCoopers LLP, are appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada, and their report follows.

Jeannine P.M. Webb
Chief Financial Officer

John S. Brock
President

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Chartered Accountants
1111 West Hastings Street
Vancouver British Columbia
Canada V6E 3R2
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

March 23, 2001
(except for note 11, which is at April 9, 2001)

Auditors' Report

To the Shareholders of
Northern Crown Mines Ltd.

We have audited the consolidated balance sheets of **Northern Crown Mines Ltd.** (an exploration stage company) as at December 31, 2000 and 1999 and the consolidated statements of loss and deficit, deferred exploration and mineral property expenditures and cash flows for the years ended December 31, 2000, 1999 and 1998. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the U.S. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2000 and 1999 and the results of its operations and its cash flows for the years ended December 31, 2000, 1999 and 1998 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied, after giving retroactive effect to the change in the method of accounting for income taxes as explained in note 2, on a basis consistent with that of the preceding year.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, Canada

March 23, 2001
(except for note 11, which is at April 9, 2001)

Comments by the Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by significant conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in note 1 to the consolidated financial statements. Our report to the shareholders dated March 23, 2001, except for note 11 which is at April 9, 2001, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, Canada

Northern Crown Mines Ltd.

(an exploration stage company)
Consolidated Balance Sheets
As at December 31, 2000 and 1999

(expressed in Canadian dollars)

	2000 $	1999 $
Assets		
Current assets		
Cash and cash equivalents	46,546	27,701
Accounts receivable	6,331	162,064
	52,877	189,765
Resource assets (note 4)	856,723	3,180,383
Capital assets - net of accumulated depreciation of $8,322 (1999 - $7,054)	3,132	46,876
	912,732	3,417,024
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities (note 11)	107,430	313,264
Due to management company (notes 6 and 11)	478,645	728,504
	586,075	1,041,768
Shareholders' Equity		
Capital stock (note 5)		
Authorized		
250,000,000 common shares without par value		
Issued		
35,294,203 common shares (1999 - 27,163,141)	17,375,019	16,731,044
Contributed surplus	64,784	64,784
Deficit	(17,113,146)	(14,420,572)
	326,657	2,375,256
	912,732	3,417,024

Nature of operations and going concern (note 1)

Commitments (note 4)

Approved by the Board of Directors

_______________ Director _______________ Director

The accompanying notes are an integral part of these consolidated financial statements.

Northern Crown Mines Ltd.

(an exploration stage company)

Consolidated Statements of Loss and Deficit

For the years ended December 31, 2000, 1999 and 1998

(expressed in Canadian dollars)

	2000 $	1999 $	1998 $
Administration expenses			
Audit and related services	20,000	13,000	13,424
Bank charges	1,418	898	1,459
Consulting	-	1,575	(1,923)
Depreciation	143	143	245
Insurance	2,010	2,019	19,769
Interest on promissory note (note 6)	15,720	40,574	10,695
Legal	58,668	78,855	65,971
Loss (gain) on foreign exchange	(3,140)	(1,306)	2,529
Office operations and facilities	86,806	74,189	113,275
Salaries and wages	54,042	70,419	78,351
Shareholder communication	-	-	43,991
Transfer agent and filing fees	26,670	53,129	28,589
Travel	19,831	18,314	25,068
	282,168	351,809	401,443
Other expenses (income)			
Interest income	(1,179)	(1,445)	(217)
Loss on disposal of subsidiary (note 3)	-	408,282	-
Loss on disposal of assets	21,840	-	-
Write-off of exploration expenditures (notes 3 and 4)	1,103,379	7,641,051	1,371
Write-off of property acquisition costs (notes 3 and 4)	1,286,366	1,345,634	-
	2,410,406	9,393,522	1,154
Loss for the year	2,692,574	9,745,331	402,597
Deficit - Beginning of year	14,420,572	4,675,241	4,272,644
Deficit - End of year	17,113,146	14,420,572	4,675,241
Loss per common share	0.08	0.43	0.02
Weighted average number of common shares outstanding	33,934,976	22,808,974	18,263,141

The accompanying notes are an integral part of these consolidated financial statements.

Northern Crown Mines Ltd.

(an exploration stage company)

Consolidated Statements of Deferred Exploration and Mineral Property Expenditures

For the years ended December 31, 2000, 1999 and 1998

(expressed in Canadian dollars)

	2000 $	1999 $	1998 $
Exploration and mineral property expenditures			
Accommodation	174	-	4,582
Assays and geochemical analysis	-	-	14
Consulting	41,550	44,929	64,010
Depreciation	12,504	7,344	12,456
Engineering and metallurgical	-	-	33,350
Environmental and permitting	-	-	12,545
Expediting	86	397	4,598
Field supplies	-	-	(2,904)
Fuel	-	-	1,272
Maps, printing and drafting	82	937	21,405
Project management fees	2,765	2,658	14,942
Property acquisition costs	48,974	540,117	78,368
Salaries and wages	35,948	33,529	99,344
Transportation	224	684	12,163
	142,307	630,595	356,145
Mesa Galindo property (note 3)	-	(992,200)	-
Other	(76,222)	(20,427)	-
Write-off of exploration expenditures	(1,103,379)	(7,641,051)	(1,371)
Write-off of property acquisition costs	(1,286,366)	(1,345,634)	-
	(2,465,967)	(9,999,312)	(1,371)
(Decrease) increase in exploration and mineral property expenditures	(2,323,660)	(9,368,717)	354,774
Balance - Beginning of year	3,180,383	12,549,100	12,194,326
Balance - End of year (note 4)	856,723	3,180,383	12,549,100

The accompanying notes are an integral part of these consolidated financial statements.

Northern Crown Mines Ltd.

(an exploration stage company)

Consolidated Statements of Cash Flows

For the years ended December 31, 2000, 1999 and 1998

(expressed in Canadian dollars)

	2000 $	1999 $	1998 $
Cash flows from operating activities			
Loss for the year	(2,692,574)	(9,745,331)	(402,597)
Items not affecting cash			
Depreciation	143	143	245
Loss on disposal of subsidiary	-	408,282	-
Loss on disposal of assets	21,840	-	-
Write-off of exploration expenditures	1,103,379	7,641,051	1,371
Write-off of property acquisition costs	1,286,366	1,345,634	-
	(280,846)	(350,221)	(400,981)
Changes in non-cash working capital items			
Decrease (increase) in accounts receivable	155,733	(160,487)	13,726
Increase (decrease) in accounts payable and accrued liabilities and due to management company	(14,930)	(181,259)	357,328
	140,803	(341,746)	371,054
	(140,043)	(691,967)	(29,927)
Cash flows from financing activities			
Issue of common shares	-	322,500	-
Exercise of warrants	263,715	-	57,300
Advances from related party	15,719	105,662	229,395
	279,434	428,162	286,695
Cash flows from investing activities			
Sale (purchase) of capital assets	9,257	-	(8,000)
Exploration expenditures	(129,803)	(283,751)	(343,689)
Net cash received on disposal of subsidiary (note 3)	-	566,772	-
	(120,546)	283,021	(351,689)
Increase (decrease) in cash and cash equivalents	18,845	19,216	(94,921)
Cash and cash equivalents - Beginning of year	27,701	8,485	103,406
Cash and cash equivalents - End of year	46,546	27,701	8,485
Supplemental cash flow information			
Non-cash operating activities			
Settlement of accounts payable by acquiror of Guadalupe property (note 4)	(76,222)	-	-
Non-cash financing activities			
Issue of shares on repayment of promissory note	380,260	-	-
Repayment of promissory note	(380,260)	-	-
Issue of promissory note for mineral property	-	112,500	-
Issue of shares for mineral property (note 5)	-	227,000	-
	-	339,500	-
Non-cash investing activities			
Mineral property costs	76,222	(339,500)	-

The accompanying notes are an integral part of these consolidated financial statements.

(expressed in Canadian dollars)

1 Nature of operations and going concern

The company is in the business of acquiring and exploring mineral properties in Mexico and has not yet determined whether its properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for resource assets is dependent upon the existence of economically recoverable reserves, the ability of the company to obtain the necessary financing to complete the exploration and development of its properties, and upon future profitable production or proceeds from the disposition of the properties.

As at December 31, 2000, current liabilities of $586,075 (1999 - $1,041,768) exceeded current assets of $52,877 (1999 - $189,765). Of the current liabilities, $478,645 is owed to a party related by virtue of common directors.

In connection with an option to purchase agreement relating to the Guadalupe property entered into during 2000, the company received U.S. $390,000 prior to April 9, 2001 (notes 4 and 11).

The company's ability to continue operations is dependent on management's ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. Because of this uncertainty, there is substantial doubt about the ability of the company to continue as a going concern.

These consolidated financial statements do not include the adjustments that would be necessary should the company be unable to continue as a going concern. Such adjustments could be material.

2 Significant accounting policies

Accounting principles

These consolidated financial statements are prepared in accordance with generally accepted accounting principles (GAAP) applicable in Canada. Except as disclosed in note 10, these consolidated financial statements conform in all material respects with U.S. GAAP.

Principles of consolidation

These consolidated financial statements include the accounts of the company and its fully integrated foreign subsidiaries, Minera Reina Isabel, S.A. de C.V. (Minera Reina) and Minera Tatemas, S.A. de C.V. (Minera Tatemas), which were incorporated to carry out mineral exploration and development programs in Mexico. During the year ended December 31, 1999, the company sold a wholly owned subsidiary, Minera Sierra Pacifico, S.A. de C.V. (Minera Sierra) (note 3).

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and

(expressed in Canadian dollars)

disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Actual results could differ from those reported.

Cash and cash equivalents

Cash and cash equivalents includes cash and short-term deposits maturing within 90 days of the original date of acquisition. In order to limit its exposure, the company deposits its funds in government treasury bills and with large financial institutions.

Resource assets

The company records its interests in mineral properties at cost less option payments received and other recoveries. Exploration expenditures relating to these interests are capitalized until the properties to which they relate are placed into production, sold or allowed to lapse. These expenditures will be amortized over the estimated useful life of the property using the units-of-production method over proven and probable reserves following commencement of production, or written off if the mineral properties or projects are sold or allowed to lapse. General exploration expenditures are expensed as incurred.

The company is in the process of exploring its various properties and has not yet fully determined the amount of resources and reserves available in its properties. On a quarterly basis, senior management reviews the carrying values of deferred mineral property acquisition and exploration expenditures to assess whether there has been any impairment in value. In the event that reserves are determined to be insufficient to recover the carrying value of any property, the carrying value will be written down or written off, as appropriate.

Although the company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

From time to time, the company requests from the fiscal authorities of the Government of Mexico reimbursement of value-added tax paid by Minera Reina and Minera Tatemas. All tax refunds received are accounted for on a cash basis and treated as a reduction of the carrying value of the related mineral property. While the company has been successful in receiving reimbursement in the past, there can be no assurance that it will be successful in the future.

Mineral property option agreements

Option payments are made at the discretion of the optionee and, accordingly, are accounted for on a cash basis. Option payments received will be treated as a reduction of the carrying value of the related mineral property and deferred costs until the company's costs are recovered. Option payments received in excess of costs incurred will be credited to income.

(expressed in Canadian dollars)

Capital assets

Capital assets are recorded at cost less accumulated depreciation. Depreciation is calculated using the declining-balance method at a rate of 30% per annum.

Income taxes

Effective January 1, 2000, the company has retroactively adopted the liability method of accounting for income taxes, following the new standard adopted by the Canadian Institute of Chartered Accountants. The adoption of the new standard resulted in no adjustment to opening deficit. Under the new standard, future income tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

Translation of foreign currencies

Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Income and expenses are translated at rates approximating exchange rates in effect at the time of the transactions. Exchange gains and losses arising on translation are included in loss for the period.

Loss per common share

Loss per common share is calculated using the weighted average number of common shares issued and outstanding during each year. Fully diluted loss per share is not presented as the exercise of warrants and options would be anti-dilutive.

Stock options

The company issues stock options from time to time as described in note 5. No compensation expense is recognized when stock options are granted or exercised. Consideration paid for shares on exercise of stock options is credited to capital stock.

Financial instruments

Cash and cash equivalents, accounts receivable, accounts payable and due to management company are valued at their carrying amounts which are reasonable estimates of fair value due to the relatively short period to maturity.

Capital stock

Where shares are issued for the acquisition of mineral properties, the ascribed price per share is the market price of the shares at the date of issue.

(expressed in Canadian dollars)

3 Disposition of Minera Sierra

During the year ended December 31, 1999, the company sold one of its wholly owned Mexican subsidiaries, Minera Sierra. Included in the assets of the subsidiary were certain Guadalupe de Los Reyes (MSP Guadalupe) concessions, and the Mesa Galindo property.

Consideration consisted of cash proceeds of $568,566 and the commitment to transfer back to the company, for no further consideration, the MSP Guadalupe concessions at an agreed value of $1,613,072.

The assets and liabilities disposed of on the sale of Minera Sierra were as follows:

	$
MSP Guadalupe concessions	1,613,072
Mesa Galindo mineral property	992,200
Cash	1,794
Amount payable to the company in respect of MSP Guadalupe concessions	(1,613,072)
Accounts payable	(17,146)
	976,848
Cash proceeds	568,566
Loss on disposal	408,282

As a result of the valuation of the MSP Guadalupe concessions determined in the above disposition, the company wrote down its remaining resource assets by $8,986,685 to $3,180,383 at December 31, 1999.

4 Resource assets

	2000 $	1999 $
Guadalupe		
Property acquisition costs	856,723	2,170,337
Deferred exploration expenditures	-	1,010,046
	856,723	3,180,383

a) Guadalupe property

The Guadalupe property is comprised of four groups of concessions, three of which are governed by separate acquisition agreements.

During the year ended December 31, 2000, the company entered into exploration and option to purchase agreements, whereby the company assigned its rights to the Guadalupe property in consideration for the

(expressed in Canadian dollars)

optionor paying the company U.S. $390,000 (note 1), settling payables of U.S. $50,000 ($76,222) on the company's behalf in 2000 and making payments to the underlying vendors as follows:

On or before December 31, 2000	U.S. $155,000 (paid)
2001	U.S. $200,000 (at the election of the optionor)
2002	U.S. $205,000 (at the election of the optionor)

Upon completion of the payments, the optionor will have exercised its purchase option from the company and the rights to the Guadalupe property will be effectively assigned. As a result of the above agreements, the company wrote down the carrying value of the Guadalupe property at December 31, 2000 to its estimated net realizable value of $856,723. The estimated net realizable value comprised the cash payments of U.S. $390,000 and estimated IVA recoverable of U.S. $170,000.

b) The Guadalupe's four groups of concessions are as follows:

i) Guadalupe concession

The company holds an exclusive option to earn an effective 100% interest in the Guadalupe property for total consideration of U.S. $1,733,744, of which U.S. $1,258,744 was paid prior to December 31, 2000.

In addition, during 1999, the company issued to the optionors 200,000 common shares of the company (note 5).

ii) Los Reyes Norte concession

The Los Reyes Norte property is divided into two properties, the North Block and South Block. The company holds an option to earn a 50% joint venture interest in the North Block by making exploration expenditures totalling U.S. $1,000,000 on or before December 31, 2005, of which U.S. $500,000 was the minimum expenditure required prior to December 31, 1997 (expended). During 1999, the company acquired a 100% interest in the South Block by issuing 1,675,000 shares of the company to the optionor (note 5).

iii) Los Reyes Oeste concession

The company acquired a 100% interest in the Los Reyes Oeste property by making payments totalling U.S. $450,000 on or before December 31, 1997 (paid) and issuing 1,575,000 shares of the company to the optionor during 1999 (note 5).

iv) Mariposa concession

The company holds an option to earn a 100% interest, subject to a 1% net smelter royalty to a maximum of U.S. $1,000,000, in 11 concessions comprising the Mariposa property by making payments totalling U.S. $1,177,500 on or before December 31, 2004, of which U.S. $527,500 has been paid to December 31, 2000.

(expressed in Canadian dollars)

During 2000, in accordance with the agreements, the company issued 200,000 shares of the company to the optionors (note 5) with 200,000 warrants attached, entitling the holder to acquire a total of 100,000 shares of the company at prices ranging from $0.05 per share to $0.09 per share on or before December 20, 2003. During the year ended December 31, 2000, 24,300 shares were issued on the exercise of warrants at $0.05 per share for total consideration of $1,215.

c) During 2000, the company wrote off amounts relating to other properties of $11,982 (1999 - $103,817).

5 Capital stock

Authorized
250,000,000 common shares without par value

Issued and outstanding

	Price per share $	Number of shares	Amount $
December 31, 1997		18,072,141	16,124,244
For cash			
Warrants	0.30	191,000	57,300
December 31, 1998		18,263,141	16,181,544
For cash			
Private placement	0.06	4,500,000	270,000
Private placement	0.07	750,000	52,500
For property acquisition	0.08*	400,000	32,000
For property acquisition	0.06*	3,250,000	195,000
December 31, 1999		27,163,141	16,731,044
For cash			
Warrants	0.10	2,625,000	262,500
Warrants	0.05	24,300	1,215
For conversion of principal and interest on promissory note	0.07	5,481,762	380,260
December 31, 2000		35,294,203	17,375,019

*value ascribed was the market price of the shares at the date of issue

a) During 2000:

i) The company issued a total of 5,481,762 common shares to a related party pursuant to the conversion of the principal and interest owing under a promissory note, as to 5,142,857 common shares and 338,905 common shares respectively, for a total value of $380,260.

(expressed in Canadian dollars)

ii) The company issued a total of 2,649,300 common shares on the exercise of warrants for total consideration of $263,715.

b) During 1999:

i) The company issued 4,500,000 units in connection with a private placement at a price of $0.06 per unit to a non-related party, and 750,000 units in connection with a private placement with a related party at a price of $0.07 per unit, for total consideration of $322,500. Each unit comprised one common share of the company and one common share purchase warrant. Each two share purchase warrants entitle the holder to acquire one additional share of the company at $0.10 per share until April 27, 2000. At December 31, 1999, all warrants remained outstanding.

ii) The company issued a total of 3,650,000 shares, for an ascribed value of $227,000, and 200,000 warrants in connection with the Guadalupe property (note 4).

c) During 1998:

i) The company issued 191,000 shares on the exercise of 257,000 warrants for total consideration of $57,300.

d) Options

i) The company has established a stock option plan whereby the Board of Directors may from time to time grant up to a total of 2,865,000 options to directors, officers or employees. The maximum term of any option is five years. The exercise price of an option is not less than the closing price on the Toronto Stock Exchange on the last trading day preceding the grant date. Options vest on the grant date.

ii) A summary of the status of the company's options as at December 31, 2000 and 1999, and changes during the years then ended is set out below:

	2000		1999	
	Shares	Weighted average exercise price $	Shares	Weighted average exercise price $
Outstanding - Beginning of year	1,085,000	0.30	1,545,000	0.30
Granted	675,000	0.10	-	-
Expired	50,000	0.30	460,000	0.30
Outstanding - End of year	1,710,000	0.24	1,085,000	0.30

(expressed in Canadian dollars)

iii) As at December 31, 2000, options granted to directors and employees to purchase common shares of the company were outstanding and exercisable as follows:

Number of shares	Price per share $	Date granted	Expiry date
460,000	0.30	November 15, 1996	November 15, 2001
100,000	0.30	February 11, 1997	February 11, 2002
50,000	0.30	February 21, 1997	February 21, 2002
425,000	0.30	October 2, 1997	October 2, 2002
675,000	0.10	March 7, 2000	October 2, 2002
1,710,000			

Of the above options, 610,000 were issued prior to the implementation of the stock option plan.

As at December 31, 2000, the weighted average remaining contractual life of the outstanding stock options is 2.3 years.

e) Warrants

A summary of the status of the company's warrants as at December 31, 2000 and changes during the year then ended is set out below:

	Warrants outstanding	Weighted average exercise price $
Outstanding - Beginning of year	5,350,000	0.05
Exercised	5,274,300	0.05
Outstanding - End of year	75,700	0.06

At December 31, 2000, 75,700 warrants to acquire 75,700 shares of the company remain outstanding, exercisable at the following prices:

- $0.06 per share from December 21, 2000 to December 20, 2001
- $0.07 per share from December 21, 2001 to December 20, 2002
- $0.09 per share from December 21, 2002 to December 20, 2003

(expressed in Canadian dollars)

6 Related party transactions

The company has agreements with John S. Brock Limited, a company owned by John S. Brock, the President of the company (70%), and Wayne J. Roberts, the Vice-President, Exploration of the company (30%).

Under the management agreements with John S. Brock Limited, the company paid the following in the year ended December 31, 2000:

a) Cost of operations and administration, charged at John S. Brock Ltd.'s cost plus a 10% mark-up (1999 and 1998 - nil%) totalling $50,612 (1999 - $73,674; 1998 - $106,169).

b) Fees for professional services provided at per diem rates, totalling $61,863 (1999 - $73,038; 1998 - $95,404).

c) Exploration services charged at cost plus 5% mark-up (1999 and 1998 - nil%), and project management fees calculated at 6% of all exploration costs totalling $5,888 (1999 - $4,423; 1998 - $47,035).

d) Amounts payable under the agreements at December 31, 2000 total $308,129 (1999 - $193,448). There are no stated terms of repayment.

During 2000, under a promissory note bearing interest at 8% per annum, the company repaid principal of $360,000 and interest of $20,260 to John S. Brock Limited by the issue of shares. At December 31, 2000, the company owed John S. Brock Limited $170,516 (1999 - $535,057) for funds advanced and interest charged (note 11).

7 Income taxes

A reconciliation of the combined Canadian federal and provincial income taxes at statutory rates and the company's effective income tax expense is as follows:

	2000 $	1999 $	1998 $
Income tax (recovery) at statutory rates	(1,211,658)	(4,385,399)	(181,169)
Increase (decrease) in taxes from			
Write-down of mineral properties and deferred exploration expenditures	1,075,385	4,227,735	617
Benefit of losses not recognized	136,273	157,664	180,552
	-	-	-

(expressed in Canadian dollars)

The components of future tax assets are as follows:

	$
Other deductible tax pools	67,000
Allowable capital losses	2,250,000
Non-capital loss carryforwards	1,710,000
	4,027,000
Less: Valuation allowance	(4,027,000)
Future income tax asset	-

At December 31, 2000, the company has approximately $3,800,000 of Canadian operating losses available for carryforward, $252,000 of Canadian exploration expenditures, $415,000 of Canadian development expenditures and approximately $500,000 of Mexican tax losses, which may be available to offset future taxable income. The Canadian loss carryforwards of $3,800,000 expire at various times from 2001 to 2007. The potential future benefit of these losses has not been recorded. In addition, the company has an estimated $10,000,000 capital loss available for indefinite carryforward but only to offset future capital gains.

8 Segmented information

The company has one operating segment, which is the exploration of mineral properties in Mexico.

			December 31, 2000
	Canada $	**Mexico** $	**Consolidated** $
Current assets	42,968	9,909	52,877
Capital assets	58	3,074	3,132
Resource assets	-	856,723	856,723
	43,026	869,706	912,732

			2000
	Canada $	**Mexico** $	**Consolidated** $
Operating loss	236,616	2,457,137	2,693,753
Interest income	(1,179)	-	(1,179)
Loss for the year	235,437	2,457,137	2,692,574

(expressed in Canadian dollars)

			December 31, 1999
	Canada $	Mexico $	Consolidated $
Current assets	189,765	-	189,765
Capital assets	201	46,675	46,876
Resource assets	-	3,180,383	3,180,383
	189,966	3,227,058	3,417,024

			1999
	Canada $	Mexico $	Consolidated $
Operating loss	699,975	9,046,801	9,746,776
Interest income	(1,445)	-	(1,445)
Loss for the year	698,530	9,046,801	9,745,331

			1998
	Canada $	Mexico $	Consolidated $
Operating loss	311,094	91,720	402,814
Interest income	(217)	-	(217)
Loss for the year	310,877	91,720	402,597

9 Shareholder rights plan

During the year ended December 31, 1999, the company adopted a shareholder rights plan (the Plan), which is designed to encourage the fair treatment of the company's shareholders in connection with any take-over offer and, in particular, any unsolicited take-over bid for the company.

Pursuant to the Plan, rights have been created and attached to the common shares of the company. If a person (the Bidder) acquires 20% or more of the outstanding voting shares of the company without complying with the Plan, each right, other than the rights held by the Bidder, will entitle the shareholder, other than the Bidder, to purchase for $30, common shares of the company having a market value of $60.

(expressed in Canadian dollars)

10 Material differences between Canadian and U.S. generally accepted accounting principles

a) Accounting for stock-based compensation

For financial statement presentation purposes, the company follows the recommendations of APB25 in accounting for stock options. This requires the recognition of compensation expense only when the option price is less than the stock price on the grant date.

b) Mineral property exploration expenditures

Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2. For U.S. GAAP purposes, the company expenses as incurred exploration expenditures relating to unproven mineral properties.

For U.S. GAAP cash flow statement purposes, exploration expenditures would be shown under operating activities rather than under investing activities.

c) Accounting for derivative instruments and hedging activities

In June 1998, the Financial Accounting Standards Board issued SFAS 133 which standardizes the accounting for derivative instruments and is effective for all fiscal years beginning after June 15, 2000. The implementation of this standard will have no impact on the company's financial statements.

d) If these consolidated financial statements were prepared in accordance with U.S. GAAP, the impact on the consolidated balance sheets would be as follows:

	2000 $	1999 $
Resource assets - under Canadian GAAP	856,723	3,180,383
Exploration expenditures	-	(1,010,046)
Resource assets - under U.S. GAAP	856,723	2,170,337
Deficit - under Canadian GAAP	(17,113,146)	(14,420,572)
Exploration expenditures	-	(1,010,046)
Deficit - under U.S. GAAP	(17,113,146)	(15,430,618)

(expressed in Canadian dollars)

In addition, the impact on the consolidated statements of loss would be as follows:

	2000 **$**	**1999** **$**	**1998** **$**
Loss for the period - under Canadian GAAP	(2,692,574)	(9,745,331)	(402,597)
Exploration expenditures - net of write-downs	1,010,046	7,570,999	(276,407)
Loss for the period - under U.S. GAAP	(1,682,528)	(2,174,332)	(679,004)
Loss per common share - under U.S. GAAP	(0.05)	(0.10)	(0.04)

11 Subsequent event

On April 9, 2001, the proceeds of U.S. $390,000 from the sale of the Guadalupe property were used to settle all of the liabilities of the company at December 31, 2000.